Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

COMVERGE EAGLE, INC.,

A DELAWARE CORPORATION,

COMVERGE, INC.,

A DELAWARE CORPORATION,

ENERWISE GLOBAL TECHNOLOGIES, INC.,

A DELAWARE CORPORATION

AND

THE STOCKHOLDER REPRESENTATIVES,

AS DEFINED HEREIN

Dated June 27, 2007

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of June 27, 2007 by and among Comverge, Inc., a Delaware corporation (“Parent”), Comverge Eagle, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Enerwise Global Technologies, Inc., a Delaware corporation (the “Company”), and Anthony Buffa and John Reese as the Stockholders’ Representatives, with respect to the facts and circumstances set forth below. Parent, Merger Sub and the Company may be referred to hereinafter each as a “Party” or collectively as the “Parties.”

RECITALS

WHEREAS, Parent wishes to acquire the Company in a merger transaction and has newly formed Merger Sub for the sole purpose of effecting such a transaction on the terms and subject to the conditions set forth herein; and

WHEREAS, the Company Board has approved and determined that it is fair and advisable for the Company Stockholders to effect a merger of the Company with and into Merger Sub, with Merger Sub as the surviving corporation (the “Merger”), pursuant to the Certificate of Merger and upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Parties expect that the Merger will further certain of their business objective by combining the complementary business of the Company with that of Parent; and

WHEREAS, pursuant to the Merger, the outstanding shares of capital stock of the Company shall be converted into the right to receive the payments as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants contained herein, and intending to be legally bound, the Parties hereto agree as follows:

ARTICLE 1.

DEFINITIONS

1.1 Defined Terms. Unless otherwise defined, capitalized terms used herein shall have the following meanings:

“368 Reorganization” is defined in Section 3.11.

“Acceleration Event” is defined in Section 2.19(h).

“Acceleration Event Dispute Notice” is defined in Section 2.19(i)(1).

“Acceleration Event Notice” is defined in Section 2.19(i)(1).

“Acquisition Proposal” is defined in Section 5.4(d).

“Action” means any action, appeal, petition, plea, charge, complaint, claim, suit, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence or proceeding.

“Adjusted Merger Consideration” is defined in Section 2.10(f)(i).

“Affiliate” with respect to any specified Person, means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person.

“Aggregate Fully Diluted Shares” is defined in Section 2.10(f)(ii).

“Agreement” is defined in the Preamble.

“Applicable Tax Law” shall mean any Law of any Governmental Entity relating to Taxes, including regulations and other official pronouncements of such jurisdiction charged with interpreting such laws.

“Approval Date” is defined in Section 5.9(c)

“Balance Sheet” is defined in Section 4.6.

“Business” shall mean the entire business and operations of the Company, taken as a whole.

“Business Day” means any day other than a Saturday or Sunday, or a day on which the banking institutions of the State of Delaware are authorized or required by law to be closed.

“Cash Consideration Holders” is defined in Section 2.10(f)(iii).

“Cash Consideration Payments” is defined in Section 2.11(a)(iii).

“Cash Merger Consideration” is defined in Section 2.10(a)(i).

“Cash Holder Letter of Transmittal” is defined in Section 2.16(a).

“Certificate of Merger” is defined in Section 2.2.

“Change of Control” means any (i) acquisition of the Surviving Corporation or Parent, or control thereof, by another entity (or group of affiliated entities or entities operating as a group) by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) unless the Parent’s stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Parent’s acquisition or sale or otherwise) hold at least 50% of the voting power of the surviving or acquiring entity and in substantially the same proportion, (ii) sale, lease or other conveyance or disposition of all or substantially all of the assets of the Surviving Corporation, or (iii) sale, lease or other conveyance or disposition of all or substantially all of the assets of the Parent, including a sale of all or substantially all of the assets of the Parent’s subsidiaries, if such assets constitute substantially all of the assets of the Parent and such subsidiaries taken as a whole.

“Closing” is defined in Section 2.3.

“Closing Cash Payments” is defined in Section 2.11(a)(ii).

“Closing Date” is defined in Section 2.3.

“Closing Date Price” means the average of the high and low price per share for Parent Common Stock on the Nasdaq Global Market on the trading day prior to the Closing Date as reported in The Wall Street Journal.

“Closing Date Debt” means all indebtedness of the Company for borrowed money outstanding on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Per Share Amount” is defined in Section 2.10(f)(iv).

“Company” is defined in the Preamble.

“Company Board” means the Board of Directors of the Company.

“Company Capital Stock” means the Company Common Stock and Company Preferred Stock, collectively and as applicable.

“Company Common Stock” means the Common Stock, $0.001 par value per share, of the Company.

“Company Equity Compensation Plan” means the Enerwise Global Technologies, Inc. Amended and Restated 2001 Equity Compensation Plan, as amended.

“Company Expenses” means the fees and expenses of financial advisors, legal counsel, accountants, and all other third parties representing the Company, and all other fees, expenses and out-of-pocket costs incurred by the Company in connection with the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby.

“Company Intellectual Property” is defined in Section 4.12(a).

“Company Preferred Stock” means the Series B Preferred Stock and the Series C Preferred Stock, as applicable.

“Company Recommendation” is defined in Section 5.9(a).

“Company Stockholders” means the stockholders of the Company as they may be constituted from time-to-time.

“Company Tax Certificate” is defined in Section 6.2(i).

“Consent” means any consent, approval, notification, waiver, or other similar action required pursuant to a Contract or Law.

“Contingent Share Consideration” is defined in Section 2.10(a)(iv).

“Contingent Share Consideration Price” is defined in Section 2.10(a)(iv).

“Contract” means any contract, agreement, license, lease, arrangement, commitment, letter of intent, memorandum of understanding, promise, obligation, right or instrument, whether written or oral, to which Company or any Subsidiary is a party or to which any of their assets are bound.

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of Copyleft Materials: (i) in the case of Software, the such Software be made available or distributed in a form other than binary (e.g., source code form), (ii) that such Copyleft Materials be licensed for the purpose of preparing derivative works, (iii) that such Copyleft Materials be licensed under terms that allow Company products or services or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (iv) that such Copyleft Materials be redistributable at no license fee. Copyleft Licenses include without limitation the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Copyleft Materials” means any Software or content (subject to a Copyleft License) incorporated into, derived from, used, or distributed with such Software.

“Copyrights” means all copyrights in both published works and unpublished works including any registrations and applications therefor and whether registered or unregistered.

“Current Assets” shall mean the consolidated current assets of the Company and the Subsidiaries as of the Closing as reflected on the Closing Balance Sheet, determined in accordance with GAAP applied consistently with the Company’s past practices as reflected in the Financial Statements furnished to Parent pursuant to Section 4.6.

“Current Liabilities” shall mean the consolidated current liabilities of the Company and the Subsidiaries as of the Closing as reflected on the Closing Balance Sheet, determined in accordance with GAAP applied consistently with the Company’s past practices as reflected in the Financial Statements furnished to Parent pursuant to Section 4.6, but not including (i) Closing Date Debt, (ii) the entire potential amount of the earnout payable to CPM stockholders, (iii) Company Expenses, (iv) Cash Closing Payments, (v) the Series C Retention Program Amount, (vi) the Series B Retention Program Amount, but including any payroll tax liabilities related to (iv), (v) or (vi) (“Payroll Liabilities”). In addition, the amount of accrued payroll expense to be included on the Closing Balance Sheet for purposes of this calculation shall be $323,049 which represents the amount shown on the Company’s unaudited consolidated balance sheet as of December 31, 2006 furnished to Parent pursuant to Section 4.6.

“Customers” is defined Section 4.20.

“Damages” shall mean any claim, demand, loss, liability, damage or expense, including interest, penalties and reasonable attorneys, accountants and experts fees and other reasonable out-of-pocket costs of investigation and defense incurred as a result thereof.

“DGCL” is defined in Section 2.1.

“Dissenting Shares” is defined in Section 2.12.

“Effective Time” is defined in Section 2.2.

“Employee Benefit Plans” means all employee benefit plans or arrangements of any kind, including bonus, deferred compensation, incentive compensation, equity compensation, equity purchase, equity option, equity appreciation rights, restricted equity, severance or termination pay, fringe benefit, vacation, scholarship or tuition reimbursement, dependent care assistance, hospitalization, medical, life or other insurance, immigration assistance, salary continuation, employee loan or loan guarantee, split dollar arrangement, supplemental unemployment benefits, profit-sharing, savings, pension, retirement, or supplemental retirement plan, program, agreement or arrangement, and any other employee benefit plan, agreement, arrangement, or commitment maintained by the Company or an ERISA Affiliate which covers any employee or former employee of the Company, any Subsidiary or an ERISA Affiliate (or beneficiary or dependent of either the employee or former employee), whether or not a plan described in Section 3(3) of ERISA.

“Encumbrance” means any mortgage, security interest, lien, hypothecation, pledge, charge or encumbrance of any kind, easement, covenant, community property interest, equitable interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other general attribute of ownership, but does not include Permitted Liens.

“Environmental Law” is defined in Section 4.18(d)(ii).

“Equity Recipient” is defined in Section 2.11(b).

“Equity Recipient Letter of Transmittal” is defined in Section 2.16(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is (or at any relevant time was) a member of a “controlled group” with, or otherwise required to be aggregated with, the Company or any Subsidiary as set forth in Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Wells Fargo Bank, N.A., as escrow agent under the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement, substantially in the form attached hereto as Exhibit A, to be entered into at or prior to Closing by and among Parent, the Stockholders’ Representatives and the Escrow Agent.

“Escrowed Consideration” is defined in Section 2.15.

“Excess Working Capital” is defined in Section 2.13(c)(i).

“Financial Statements” is defined in Section 4.6.

“Final Closing Financial Data” is defined in Section 2.13(a).

“GAAP” means United States generally accepted accounting principles, applied on a consistent basis in accordance with past practice.

“Governmental Entity” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority.

“Gross Profit” is defined in Section 2.19(b)(i).

“Hazardous Materials” is defined in Section 4.18(d)(i).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” is defined in Section 8.2(c).

“Indemnifying Party” is defined in Section 8.2(c).

“Indemnity Period” is defined in Section 8.1.

“Intellectual Property” means any Marks, Patents, Copyrights, Trade Secrets or rights, licenses and other claims that any Person may have to claim ownership, authorship or invention, to use, to object to or prevent the modification of, to withdraw from circulation or control the publication or distribution of any Marks, Patents, Copyrights, or Trade Secrets.

“Knowledge” with respect to (i) the Company, shall mean the actual knowledge, after reasonable inquiry, of Dean Musser and Mark Schaefer and (ii) Parent, shall mean the actual knowledge, after reasonable inquiry, of Robert Chiste and Michael Picchi.

“Law” means any law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, or other similar authority enacted, adopted, promulgated, or applied by any Governmental Entity, each as amended and now in effect.

“Licensed Intellectual Property” is defined in Section 4.12(a).

“Marks” means all fictitious business names, trading names, corporate names, registered and unregistered trademarks, service marks, designs and general intangibles of like nature and applications, together with all goodwill related to the foregoing.

“Material Adverse Change (or Effect)” means any change, effect, event, occurrence, state of facts or development that is materially adverse to the condition (financial or otherwise), business, properties, assets, liabilities, rights, obligations or operations of the Company; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the transactions contemplated by this Agreement; (b) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the U.S. economy as a whole that do not disproportionately affect the Company; (c) any adverse change, effect, event, occurrence, state of facts or development resulting from (i) compliance with the terms of, or the taking of any action required by, this Agreement, (ii) actions required to be taken under applicable laws, rules, regulations, or agreements, (iii) something expressly consented to in writing by Parent, (iv) the acts or omissions of, or on behalf of, Parent, (v) acts of war, terrorism, or other similar conflict that do not disproportionately affect the Company, or (vi) any Permitted Lien.

“Material Contract” means any Contract required to be disclosed on Schedule 4.11.

“Merger” is defined in the Recitals.

“Merger Consideration” is defined in Section 2.10(a).

“Merger Sub” is defined in the Preamble.

“Morgan Lewis” means Morgan Lewis & Bockius, LLP, outside legal counsel to the Company,

“Net Working Capital” shall mean Current Assets minus Current Liabilities.

“Neutral Auditor” is defined in Section 2.13(b).

“Note Merger Consideration” is defined in Section 2.10(a)(ii).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar type of license, including but not limited to any license approved by the Open Source Initiative, or any Creative Commons License. For avoidance of doubt, Open Source Licenses include without limitation Copyleft Licenses.

“Open Source Materials” means any Software or content subject to an Open Source License.

“Operating Covenant” is defined in Section 2.19(c).

“Order” means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Entity, arbitrator or mediator.

“Ordinary Course of Business” means, with respect to any Person, that Person’s ordinary course of business consistent with past custom and practice (including with respect to quantity, quality and frequency).

“Organizational Documents” means, as applicable, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a non-natural Person, including any amendments thereto.

“Outstanding Warrants” means all Warrants which are outstanding as of the Effective Time, and which have not been canceled prior to the exercise thereof either by written agreement of the holder thereof, or pursuant to the provisions of the grant document applicable thereto.

“Owned Intellectual Property” is defined in Section 4.12(a).

“Parent” is defined in the Preamble.

“Parent Approval” is defined in Section 5.9(c).

“Parent Balance Sheet” is defined in Section 3.7(b).

“Parent Common Stock” means the Common Stock, $0.001 par value per share, of Parent.

“Parent Notes” is defined in Section 2.10(a)(ii).

“Parent SEC Reports” is defined in Section 3.7(a).

“Parent Tax Certificate” is defined in Section 6.3(h).

“Party/Parties” is defined in the Preamble.

“Patents” means all (A) patents and patent applications and any continuations, continuations in part, renewals and applications therefor, and (B) any inventions and discoveries that may be patentable.

“Paying Agent” is defined in Section 2.16(b).

“Paying Agent Agreement” is defined in Section 2.16(b).

“Payroll Liabilities” is defined in the definition of Current Liabilities.

“Permit” means any permit, license, certificate, approval, consent, notice, waiver, franchise, registration, filing, accreditation, or other similar authorization required by any Law or Governmental Entity.

“Permitted Liens” means (i) Encumbrances for taxes, assessments, governmental charges, or claims which are not yet due and payable or are being contested in good faith by appropriate Actions, (ii) statutory liens of landlords and warehousemen’s, carriers’, mechanics’, suppliers’, materialmen’s, repairmen’s, or other like liens (including Contractual landlords’ liens) arising in the Ordinary Course of Business or with respect to amounts not yet delinquent or being contested in good faith by appropriate Actions; (iii) liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other similar types of social security, (iv) Encumbrances reflected in the Balance Sheet, (v) Encumbrances consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by the Company or any of the Subsidiaries in the operation of its respective business, and (vi) Encumbrances that arise in the Ordinary Course of Business and do not, individually or in the aggregate, materially detract from the value of or impair ownership or use of the property to which they apply by the Company or any of the Subsidiaries.

“Person” means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, entity, joint venture, labor organization, unincorporated organization, or Governmental Entity.

“Post-Closing Objection Notice” is defined in Section 2.13(a).

“Pro Rata Share” is defined in Section 2.11(b).

“Qualified Executive” means Dean Musser, David Ellis, George Hunt, Tammi Knell and Mark Schaefer.

“Registered Intellectual Property” shall mean all United States and foreign Patents, registered Marks, registered Copyrights, and applications therefor, including continuation, divisional, and continuation in part, and reissue Patents, registered Marks, and registered Copyrights, if any, owned by the Company or any Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, to be entered into at or prior to Closing by and among Parent, the Equity Recipients, the Stockholders’ Representatives and the other parties named therein.

“Regulations” is defined in Section 3.12.

“Release” is defined in Section 4.18(d)(iii).

“Representatives” is defined in Section 5.4.

“Requisite Stockholder Approval” is defined in Section 6.1(b).

“Revenue” is defined in Section 2.19(b)(ii).

“SEC” means the United States Securities and Exchange Commission.

“Securityholder” means each holder of any Company Capital Stock or Outstanding Warrants.

“Series B Aggregate Preference Amount” is defined in Section 2.10(f)(v).

“Series B Per Share Amount” is defined in Section 2.10(f)(vi).

“Series B Preference Amount” is defined in Section 2.10(f)(vii).

“Series B Preferred Stock” means the Series B Preferred Stock, $0.001 par value per share, of the Company.

“Series B Retention Program Amount” is defined in Section 2.10(f)(viii).

“Series C Additional Preference Amount” is defined in Section 2.10(f)(ix).

“Series C Aggregate Preference Amount” is defined in Section 2.10(f)(x).

“Series C Per Share Amount” is defined in Section 2.10(f)(xii).

“Series C Initial Preference Amount” is defined in Section 2.10(f)(xi).

“Series C PIK Preferred Shares” is defined in Section 2.10(f)(xiii).

“Series C Preferred Stock” means the Series C Preferred Stock, $0.001 par value per share, of the Company.

“Series C Retention Program Amount” is defined in Section 2.10(f)(xiv).

“Series C Total Outstanding Shares” is defined in Section 2.10(f)(xvi).

“Share Certificates” is defined in Section 2.16(a).

“Side Letter” is defined in Section 2.19(c)(iii)

“Signing Date Average Price” means the average of the closing price per share for Parent Common Stock on the Nasdaq Global Market on each of the 20 trading days prior to the date of execution of this Agreement as reported in The Wall Street Journal.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) testing, validation, verification and quality assurance materials; (iii) databases, conversion, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iv) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (v) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing; (vi) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing; and (vii) documentation, including user manuals, web materials, and architectural and design specifications and training materials, relating to any of the foregoing.

“Stock Merger Consideration” is defined in Section 2.10(a)(iii).

“Stockholders’ Representatives” means Anthony Buffa and John Reese, acting jointly, or such other individual or individuals as designated pursuant to the terms of Section 9.2.

“Subsidiary” means, with respect to any Person: (a) any corporation of which more than 50% of the total voting power of all classes of capital stock (without regard to the occurrence of any contingency) to vote in the election of directors is owned by such Person directly or through one or more other Subsidiaries of such Person and (b) any Person other than a corporation of which at least a 50% of the equity interests (however designated) entitled (without regard to the occurrence of any contingency) to vote in the election of the governing body, partners, managers or others that will control the management of such entity is owned by such Person directly or through one or more other Subsidiaries of such Person.

“Superior Proposal” is defined in Section 5.4(d).

“Surviving Corporation” is defined in Section 2.1.

“Target Net Working Capital” means $400,000.

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs, ad valorem, duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Authority” shall mean, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Taxes for such entity or subdivision.

“Tax Opinion Counsel” is defined in Section 6.3(i).

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Taxes required to be filed with any Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” means all know-how, trade secrets, confidential information, customer lists, Software, databases, works of authorship, mask works, technical information, data, process technology, plans, drawings, blue prints, know-how, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, methodologies and, with respect to all of the foregoing, related confidential data or information.

“Warrant” shall mean each warrant or other contractual right to purchase or acquire Company Capital Stock, provided that Company Preferred Stock shall not be considered Warrants.

“Working Capital Notice” is defined in Section 2.13(a).

“Working Capital Deficiency” is defined in Section 2.13(c)(ii).

“280G Amount” is defined in Section 5.10.

1.2 Accounting Terms. Any accounting terms used in this Agreement shall, unless otherwise specifically provided, have the meanings customarily given to them in accordance with GAAP.

ARTICLE 2.

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, the Company shall be merged with and into Merger Sub, the separate corporate existence of the Company shall thereupon cease, and Merger Sub shall be the successor or surviving corporation and shall continue its existence under the Laws of the State of Delaware. Merger Sub, as the surviving corporation after the consummation of the Merger, shall be sometimes hereinafter referred to as the “Surviving Corporation.” The parties hereto agree that the Merger is intended to qualify as a tax-free reorganization for purposes of Section 368 of the Code, and that the Agreement shall constitute a plan of reorganization for purposes of the Code.

2.2 Effective Time. Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing a duly executed certificate of merger of Merger Sub and the Company (the “Certificate of Merger”) with the Office of the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on the Closing Date, and shall take all other action required by law to effect the Merger. The Merger shall become effective at 9:30 a.m. on the date of filing of the Certificate of Merger, or such later time specified therein as agreed to by Parent and the Company (the “Effective Time”).

2.3 Closing. Unless this Agreement shall have been terminated pursuant to Article 7, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m. (but in any event prior to 9:30 a.m), local time, at the offices of Morgan, Lewis & Bockius, LLP, 1701 Market Street, Philadelphia, PA 19103, no later than the next Business Day after all of the conditions to the obligations of the Parties to consummate the Merger have been satisfied or waived (other than those conditions that, by their terms, are to be satisfied or waived on the Closing Date), or such other date, time or place as shall be agreed to in writing by the Parties (the “Closing Date”).

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation; Name. At the Effective Time, the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Enerwise Global Technologies, Inc.”, and such certificate of incorporation, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation.

2.6 Bylaws. At the Effective Time, the bylaws of the Surviving Corporation shall be the bylaws of Merger Sub in effect immediately prior to the Effective Time, until thereafter amended as provided therein and by applicable law, except that all references in such bylaws to Merger Sub shall be changed to refer to Enerwise, Inc.

2.7 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company, or (b) otherwise carry out the provisions of this Agreement, the officers and directors of the Surviving Corporation are authorized to take, and will take, any and all such lawful actions.

2.8 Directors. The directors of Merger Sub at the Effective Time shall be the initial directors of the Surviving Corporation, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

2.9 Officers. The officers of Merger Sub at the Effective Time shall be the initial officers of the Surviving Corporation, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

2.10 Merger Consideration, Conversion and Cancellation of Shares. At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (excluding any Dissenting Shares and shares to be cancelled pursuant to Section 2.10(h) below) and each Outstanding Warrant shall be converted into the right to receive its designated share of the Adjusted Merger Consideration as follows:

(a) The merger consideration (the “Merger Consideration”) will consist of the following:

(i) Cash in the aggregate amount of $25,150,000 (the “Cash Merger Consideration”);

(ii) Subordinated promissory notes issued by Parent in the aggregate principal amount of $17,000,000 (the “Note Merger Consideration”), each in the form attached hereto as Exhibit C (“Parent Note”) convertible into Parent Common Stock as provided therein at 125% of the Signing Date Average Price;

(iii) The greater of 1,279,545 shares of Common Stock of Parent, or the number of shares of Parent’s Common Stock calculated by dividing the amount of $28,150,000 by the Closing Date Price (the “Stock Merger Consideration”);

(iv) Subject to Section 2.19 and only upon release from escrow as provided in this Agreement and the Escrow Agreement, the number of shares (the “Contingent Share Consideration”) of Common Stock of Parent calculated by dividing $6,000,000 by the average of the closing price per share for the 20-trading-day period commencing nine days prior to the date of execution of this Agreement and ending ten days after the date of execution of this Agreement, as reported in The Wall Street Journal (the “Contingent Share Consideration Price”)

(b) At the Effective Time, each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive its Series B Per Share Amount.

(c) At the Effective Time, each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive its Series C Per Share Amount.

(d) At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive its Common Stock Per Share Amount in the form of consideration provided for in this Agreement.

(e) At the Effective Time, each Outstanding Warrant to purchase a share of Company Capital Stock shall be converted into the right to receive an amount equal to the per share amount set forth in Sections 2.10(b) - (d) applicable to the Company Capital Stock for which such Warrant is exercisable, less the per share exercise price, if any, payable in connection with the exercise of such Outstanding Warrant.

(f) As used herein, the following terms shall have the respective meanings set forth below:

(i) “Adjusted Merger Consideration” means the Merger Consideration, less (A) all Closing Date Debt, if any, less (B) the Company Expenses, less (C) the Cash Closing Payments to be paid in accordance with Section 2.11(a)(ii), less (D) the Series

B Retention Program Amount, and less (E) the Series C Retention Program Amount., provided that Adjusted Merger Consideration shall not be reduced by any Payroll Liabilities resulting from the payments made in connection with the transactions contemplated hereby. Solely for purposes of calculating the allocation of consideration to be paid to the Securityholders, the Stock Merger Consideration shall be deemed to have a value based upon the average of the closing price per share for the five-trading-day period ending two Business Days prior to the Effective Time as reported in The Wall Street Journal, the Note Merger Consideration shall be deemed to have a value of $17,000,000 and the aggregate Contingent Share Consideration shall be deemed to have a value of $6,000,000. Notwithstanding anything herein to the contrary, neither the Series B Retention Program Amount nor the Series C Retention Program Amount shall be deemed to be a part of the Merger Consideration, and, despite the calculation of such amounts with reference to the allocation of the Merger Consideration, such amounts shall be deemed paid under and in accordance with the Company’s 2004 Employee Retention Program for all purposes.

(ii) “Aggregate Fully Diluted Shares” means the sum of (A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (after giving effect to the conversion of all outstanding shares of Company Preferred Stock into shares of Company Common Stock and the issuance of all required Series C PIK Preferred Shares calculated as of two (2) Business Days prior to the Effective Time) and (B) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Warrants outstanding immediately prior to the Closing.

(iii) “Cash Consideration Holders” means each holder of Common Stock issued under the Company Equity Compensation Plan who (a) is entitled to receive a portion of the Merger Consideration under this Agreement with a value of $500,000 or less and (b) is not a current director of the Company or a Qualified Executive.

(iv) “Common Stock Per Share Amount” means an amount equal to (i) the Adjusted Merger Consideration, less the Series B Aggregate Preference Amount and the Series C Aggregate Preference Amount, divided by (ii) the Aggregate Fully Diluted Shares.

(v) “Series B Aggregate Preference Amount” means an aggregate amount equal to the total number of shares of Series B Preferred Stock outstanding immediately prior to the Effective Time, multiplied by $0.5281.

(vi) “Series B Per Share Amount” means, with respect to each share of Series B Preferred Stock, the Series B Preference Amount, plus the Common Stock Per Share Amount.

(vii) “Series B Preference Amount” means a per share amount equal to $0.5281;

(viii) “Series B Retention Program Amount” means an amount equal the product of (a) 0.158, times (b) the quotient of the Series B Aggregate Preference Amount, divided by 0.842.

(ix) “Series C Additional Preference Amount” means an aggregate amount equal to (i) the number of shares of Series C Total Shares Outstanding, multiplied by $0.8932, less (ii) the Series C Initial Preference Amount.

(x) “Series C Aggregate Preference Amount” means an aggregate amount equal to the sum of the Series C Initial Preference Amount and the Series C Additional Preference Amount.

(xi) “Series C Initial Preference Amount” means an aggregate amount equal to the sum of the following: (a) the number of Series C Total Outstanding Shares, multiplied by $0.2233, plus (b) $1,000,000.

(xii) “Series C Per Share Amount” means, with respect to each share of Series C Preferred Stock, the sum of (a) the Series C Aggregate Preference Amount, divided by the Series C Total Outstanding Shares, plus (b) the Common Stock Per Share Amount.

(xiii) “Series C PIK Preferred Shares” means the number of shares of Series C Preferred Stock which have accrued on the Series C Preferred Stock in accordance with the Company’s Organizational Documents as of two (2) Business Days prior to the Effective Time.

(xiv) “Series C Retention Program Amount” means an amount equal the product of (a) 0.158, times (b) the quotient of the Series C Additional Preference Amount, divided by 0.842.

(xv) “Series C Total Outstanding Shares” means the sum of the outstanding Series C Preferred Stock, plus the Series C PIK Preferred Shares calculated as of two Business Days prior to the Effective Time.

(g) The rights of the Dissenting Shares shall be as described in Section 2.12.

(h) Each share of stock held in the treasury of the Company immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(i) Each outstanding share of common stock of Merger Sub shall be converted into one share of common stock of the Surviving Corporation.

(j) If between the date of this Agreement and the Effective Time the number of outstanding shares of capital stock of the Company shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like other than pursuant to the Merger, the amount payable to each holder of shares of Company Capital Stock shall be correspondingly adjusted.

(k) At least two Business Days prior to the Closing, the Company shall provide to Parent (i) a true and complete schedule setting forth the name of each Securityholder as well as the number and type of such securities held by such holder as of immediately prior to the Closing, (ii) a true and complete schedule of the Closing Date Debt, if any, (iii) a true and complete schedule setting forth the Common Stock Per Share Amount, the Series C Per Share Amount and the Series B Per Share Amount, (iv) a true and complete schedule setting forth the payment amount and type of consideration to be paid to each Securityholder pursuant to the terms of this Agreement, and (v) the amount of the Company Expenses.

(l) No fraction of a share of Parent Common Stock will be issued, and no certificate or scrip for any such fractional shares will be issued. In the event that a portion of the Merger Consideration that a Securityholder would otherwise be entitled to receive pursuant to this Agreement includes a fraction of a share of Parent Common Stock, such fractional interest shall be rounded down to the next whole number of shares of Parent Common Stock.

2.11 Payment of Merger Consideration.

(a) At the Closing, the Cash Merger Consideration shall be paid as follows:

(i) Parent shall contribute to the Surviving Corporation on the Closing Date, and the Surviving Corporation shall immediately pay the Closing Date Debt and the Company Expenses.

(ii) Parent shall contribute to the Surviving Corporation on the Closing Date and the Surviving Corporation shall immediately pay, or, if appropriate, shall deliver to the Paying Agent for payment as provided herein, the following amounts: (1) deferred bonus payments in the amount and to the management employees of the Company as set forth on Schedule 2.11(a), (2) special bonus payments in the amount and to the individuals set forth on Schedule 2.11(b) being made to certain management employees of the Company to compensate such individuals for certain tax obligations to be incurred as a result of the transactions contemplated hereby, in the aggregate amount of $600,000, (3) the amount of $50,000 to the Stockholders’ Representatives to be held and used by the Stockholders’ Representatives to pay expenses incurred in connection with the performance of their duties hereunder, (4) an amount equal to 439,167 multiplied by the Common Stock Per Share Amount (calculated assuming an additional 439,167 shares of Common Stock were outstanding at the Closing), such amount to be paid as a cash bonus to certain employees of the Company in the percentages set forth on Schedule 2.11(c) (such payments, collectively, the “Cash Closing Payments”).

(iii) Parent shall pay, or shall deliver to the Paying Agent for payment as provided herein, to each of the Cash Consideration Holders, (1) an amount in cash equal to the number of shares of Common Stock owned by each such Cash Consideration Holder, multiplied by the Common Stock Per Share Amount, and (2) the portion of the Series B Retention Program Amount and Series C Retention Program Amount to which such Cash Consideration Holder is entitled under the Company’s 2004 Employee Retention Program as set forth on Schedule 2.11(d), in each case in the same amount as shall be deducted from the Merger Consideration as provided in Section 2.10 (the aggregate amount of all amounts paid under this Section 2.11(a)(iii) referred to herein as the “Cash Consideration Payments”).

(b) At the Closing, each Securityholder that is not a Cash Consideration Holder (each, an “Equity Recipient” and together, the “Equity Recipients”) shall be entitled to receive its respective Pro Rata Share of the balance of the Cash Merger Consideration

(after deduction of the Closing Date Debt, the Company Expenses, the Cash Closing Payments and the Cash Consideration Payments), the Note Merger Consideration, the Stock Merger Consideration and the Contingent Share Consideration (subject to the provisions of Section 2.15), as well as the consideration payable to such individuals under the Company’s 2004 Employee Retention Program in respect of the Series B Retention Program Amount and Series C Retention Program Amount. As used herein, the term “Pro Rata Share” means, with respect to each Equity Recipient, a percentage, expressed as a fraction the numerator of which is the value of the Merger Consideration payable to such Equity Recipient at the Closing pursuant to Section 2.10 (plus the portion of the Series B Retention Program Amount and Series C Retention Program Amount to which such Equity Recipient is entitled under the Company’s 2004 Employee Retention Program as set forth on Schedule 2.11(d)), and the denominator of which is the aggregate value of the Merger Consideration payable to all Equity Recipients at the Closing pursuant to Section 2.10 (plus the portion of the Series B Retention Program Amount and Series C Retention Program Amount to which such Equity Recipient is entitled under the Company’s 2004 Employee Retention Program).

2.12 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock outstanding immediately prior to the Effective Time that are held by a holder who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the portion of the Merger Consideration otherwise payable in respect of such shares as provided in Section 2.10 hereof, unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. Such holder shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of the DGCL provided that such holder complies with the provisions of Section 262 of the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration otherwise payable in respect of such shares as provided in Section 2.10 hereof, without interest thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Capital Stock, and, prior to the Effective Time, Parent shall have the right to participate in all negotiations and proceedings with respect to such demands and be consulted with respect to the Company’s response thereto. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

2.13 Net Working Capital Adjustment.

(a) From and after the Closing Date, Parent and the Surviving Corporation shall cooperate with the Stockholders’ Representatives and its authorized representatives so that the Stockholders’ Representatives may review the Final Closing Financial Data (as defined below) and all worksheets and other information used in the preparation thereof. Within 120 days after the Closing Date, Parent shall deliver, or cause the Surviving Corporation to deliver, to the Stockholders’ Representatives and the Escrow Agent a notice (the “Working Capital Notice”) of Parent’s determination of the Net Working Capital as of the Effective Time, including whether Excess Working Capital or Working Capital Deficiency (each as defined below) exists, based upon the final financial statements of the Company as of and for the period ending at the Effective Time, including a balance sheet and the related statements of income and cash flows for the period then ended (collectively, the “Final Closing Financial Data”). After receipt of the Working Capital Notice, the Stockholders’ Representatives shall have 30 days to review the Final Closing Financial Data. If, prior to the expiration of such 30-day review period following delivery of the Working Capital Notice, the Stockholders’ Representatives do not notify Parent and the Escrow Agent of its objection to the Final Closing Financial Data (the “Post-Closing Objection Notice”), the Working Capital Notice and the Final Closing Financial Data as delivered by Parent shall be final, binding and conclusive with respect to the existence of either an Excess Working Capital or Working Capital Deficiency (as applicable).

(b) If the Stockholders’ Representatives deliver a Post-Closing Objection Notice, Parent and the Stockholders’ Representatives shall, within 30 days (or such longer period as the parties may agree in writing) following such notice, attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive. If, at the conclusion of such period, any amounts remain in dispute, then Parent and the Stockholders’ Representatives shall engage Deloitte & Touche LLC (the “Neutral Auditor”) to resolve such dispute. Parent and the Stockholders’ Representatives each agree to execute, if requested by the Neutral Auditor, a reasonable engagement letter, including customary indemnities, in connection with any dispute under this Section. Parent and the Stockholders’ Representatives shall each pay the percentage of the amount of the fees and expenses of the Neutral Auditor equal to (x) the aggregate amount of the disputed matters submitted to the Neutral Auditor pursuant to this Section 2.13(b) that are not settled in favor of such Party (as finally determined by the Neutral Auditor), divided by (y) the aggregate amount of all disputed matters submitted to the Neutral Auditor pursuant to this Section. The Neutral Auditor shall act as an arbitrator to determine those issues still in dispute and only as to whether such amounts were arrived at in conformity with this Agreement. The Neutral Auditor’s determination shall be made within 45 days of its engagement, shall be set forth in a written statement delivered to Parent and the Stockholders’ Representatives and shall be final, binding and conclusive upon Parent and the Stockholders’ Representatives and all of the Securityholders, and a declaratory judgment by a court of competent jurisdiction may be entered in accordance therewith.

(c) At such time as the amount of the Final Closing Financial Data is deemed final, binding and conclusive (the “Final Working Capital Determination”), either by (i) the expiration of 30 days from receipt by Buyer of the Final Closing Financial Data without the delivery of a Post-Closing Objection Notice or (ii) the mutual agreement or determination by the Neutral Auditor, then:

(i) if the Net Working Capital as of the Effective Time exceeds the Target Net Working Capital (such excess, the “Excess Working Capital”), then Parent shall deliver to the Escrow Agent as additional Merger Consideration, which shall be considered part of the Escrowed Consideration, one or more stock certificates representing that number of shares (the “Excess Shares”) of Parent Common Stock calculated by dividing (A) the amount of the Excess Working Capital by (B) the average of the closing price per share on each of the 20 trading days immediately preceding the date on which as the amount of the Final Closing Financial Data is deemed final, binding and conclusive pursuant to this Section 2.13(c), each closing price as reported in The Wall Street Journal; or

(ii) if the Net Working Capital as of the Effective Time is less than the Target Net Working Capital (such deficiency, the “Working Capital Deficiency”), then Parent shall be entitled to reduce the Contingent Share Consideration by that number of shares (the “Deficiency Shares”) calculated by dividing (X) the amount of the Working Capital Deficiency by (Y) the average of the closing price per share on each of the 20 trading days immediately preceding the date on which the amount of the Final Closing Financial Data is deemed final, binding and conclusive pursuant to this Section 2.13(c), each closing price as reported in The Wall Street Journal.

(d) Promptly following the Final Working Capital Determination, but not more than five business days therefrom, Parent shall (1) deliver to the Escrow Agent a written notice (the “Final Working Capital Notice”), which shall be signed by Parent and, if a Post-Closing Objection Notice shall have been delivered, either the Stockholders’ Representatives or the Neutral Auditor, identifying the Excess Working Capital, the Working Capital Deficiency or the absence of either and (2) (X) with respect to the Excess Working Capital, deliver to the Escrow Agent one or more stock certificates representing the Excess Shares, which shall be added to the Escrowed Consideration, or (Y) with respect to a Working Capital Deficiency, request that the Escrow Agent exchange the stock certificate then representing the Contingent Share Consideration in exchange for Parent’s delivery of a substitute stock certificate representing the number of shares of Parent’s Common Stock equal to (i) the original number of shares constituting Contingent Shares Consideration minus (ii) the number of Deficiency Shares. Notwithstanding anything to the contrary herein, any portion of the Excess Shares or the Deficiency Shares constituting a fraction of a share of Parent Common Stock shall be rounded down to the nearest whole share.

2.14 Issuance of Series C PIK Preferred Shares. Prior to the Effective Time, the Company shall take such action as is necessary to issue to each holder of Series C Preferred Stock, an additional number of shares of Series C Preferred Stock as required by the Company’s Organizational Documents, which additional shares of Series C Preferred Stock shall be referred to herein as “Series C PIK Preferred Shares” and which shall be entitled to share in the Merger Consideration as provided in Section 2.10.

2.15 Deposit of Escrowed Consideration. As required by the Escrow Agreement, Parent shall deliver or cause to be delivered to the Escrow Agent one or more stock certificates representing the Contingent Share Consideration (the “Escrowed Consideration”), which shares of Parent Common Stock shall be held by the Escrow Agent and, as may be adjusted pursuant to Section 2.13 or reduced pursuant to certain indemnification obligations of the Equity Recipients pursuant to Article 8, and subsequently released pursuant to the terms and conditions of the Escrow Agreement. For all tax purposes, the Escrowed Consideration shall be treated as owned by Parent (and its successors) on and after Closing, so that all dividends and other income earned with respect to the Escrowed Consideration before release pursuant to the Escrow Agreement shall be deposited into escrow and considered for tax purposes to be income of Parent (or its successors), and the Escrow Agent shall report such interest or other income consistently therewith. If Parent shall either (i) subdivide, combine or consummate a similar transaction with respect to the outstanding shares of Parent Common

Stock or (ii) issue a dividend with respect to the Parent Common Stock, whether such dividend consists of cash, shares of capital stock of Parent or other property, then any cash, additional shares of Parent capital stock or such other property issued with respect to the Escrowed Consideration shall be deemed to be part of the Escrowed Consideration.

2.16 Payment of Cash for Shares and Outstanding Warrants.

(a) At the Closing with respect to any (i) Cash Consideration Holder who has delivered a letter of transmittal in one of the form attached hereto as Exhibit D-1 (the “Cash Holder Letter of Transmittal”) and (ii) Equity Recipient who has delivered a letter of transmittal in the form attached hereto as Exhibit D-2 (the “Equity Recipient Letter of Transmittal”), in each case as applicable, and certificates evidencing the shares of Company Capital Stock, or lost stock affidavits reasonably acceptable to Parent (the “Share Certificates”) (if applicable) on or prior to the Closing, in each case, duly completed and validly executed in accordance with the instructions thereto, the applicable Securityholder shall be paid in exchange therefor the consideration to which such Securityholder is entitled pursuant to Sections 2.10 and 2.11 hereof, for each share of Company Capital Stock formerly evidenced by such Share Certificate or each Outstanding Warrant, and such Share Certificate or Outstanding Warrant shall thereupon be cancelled. As payment of such consideration, each Cash Consideration Holder shall be entitled to receive cash, and each Equity Recipient shall be entitled to receive the appropriate cash payment, a Parent Note in the appropriate principal amount, and a stock certificate representing the appropriate number of shares of Parent’s Common Stock, and, upon release from escrow, shall also be entitled to receive a stock certificate representing the appropriate number of shares of Parent’s Common Stock issued in respect of the Contingent Share Consideration.

(b) At the Closing, Parent shall irrevocably deposit or cause to be deposited with Wells Fargo Bank, N.A. (the “Paying Agent”), as agent for the Securityholders, the balance of the consideration to which the Securityholders are entitled pursuant to Sections 2.10 and 2.11 hereof (after payment of the consideration pursuant to subsection (a) above), pursuant to an agreement in the form attached hereto as Exhibit E (the “Paying Agent Agreement”). Pending distribution of the consideration deposited with the Paying Agent, such consideration shall be held in trust for the benefit of the Securityholders entitled to payment thereof and such consideration shall not be used for any other purposes. Promptly, and in no event later than two Business Days after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a Securityholder entitled to receive a payment of consideration pursuant to Sections 2.10 and 2.11 hereof, a Cash Holder Letter of Transmittal or Equity Recipient Letter of Transmittal, as applicable, in order to effect the delivery of the consideration required hereby.

(c) Promptly following delivery by any Securityholder to the Paying Agent of an appropriate Letter of Transmittal and Share Certificate (if applicable), in each case, duly completed and validly executed in accordance with the instructions thereto, the applicable Securityholder shall be paid in exchange therefor the consideration to which such Securityholder is entitled pursuant to Sections 2.10 and 2.11 hereof, for each share of Company Capital Stock formerly evidenced by such Share Certificate or Outstanding Warrant, and such Share Certificate or Outstanding Warrant shall thereupon be cancelled. No interest shall accrue or be paid on the consideration payable to any Securityholder and any required withholding taxes on such consideration may be withheld by the Surviving Corporation or the Paying Agent. To the extent any payment is subject to withholding taxes, the Paying Agent, pursuant to the Paying Agent Agreement, shall pay the applicable amount to the Surviving Corporation, which shall make such payment in accordance with normal withholding and other payroll practices.

(d) Until so surrendered and cancelled in accordance with subsection (a) or (b), each such Share Certificate and Outstanding Warrant shall, after the Effective Time, be deemed to represent only the right to receive the consideration payable pursuant to Sections 2.10 and 2.11 hereof, and until such surrender and cancellation, no consideration shall be paid to the holder of such outstanding Share Certificate or Outstanding Warrant in respect thereof. From and after the Effective Time, the holders of shares of Company Capital Stock outstanding immediately prior to the Effective Time and Outstanding Warrants shall cease, except for Dissenting Shares and otherwise as required by law, to have any rights with respect to such shares of Company Capital Stock other than the right to receive the consideration as provided in this Agreement. Promptly after such time as any Escrowed Consideration is released, the Escrow Agent shall cause the Escrowed Consideration to promptly be distributed pursuant to the terms and conditions of the Escrow Agreement.

(e) After the Effective Time, there shall be no further transfers on the stock transfer books of the Company of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Share Certificates representing the shares of Company Capital Stock are presented to the Surviving Corporation, they shall be cancelled and exchanged for the portion of the Merger Consideration payable in respect of such shares as provided for, and in accordance with the procedures set forth in this Article 2.

(f) If any consideration deposited with the Paying Agent for purposes of payment in exchange for the share of Company Capital Stock remains unclaimed 12 months after the Effective Time, such consideration shall, to the extent permitted by law, be returned to the Surviving Corporation, upon demand, and any such holder who has not converted the shares of Company Capital Stock or Outstanding Warrants into the portion of the Merger Consideration payable in respect of such shares as provided in Sections 2.10 and 2.11 hereof or otherwise received the portion of the Merger Consideration otherwise payable in respect of such shares as provided in Sections 2.10 and 2.11 hereof prior to that time shall thereafter look only to the Surviving Corporation for payment of such amounts.

(g) In the event that any Share Certificate or other instrument representing shares of Company Capital Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or other instrument to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such holder of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Share Certificate or other instrument, the Paying Agent will issue in exchange for and in lieu of such lost, stolen or destroyed certificate or other instrument representing the shares of Company Capital Stock, the portion of the Merger Consideration otherwise payable in respect of such shares as provided in Sections 2.10 and 2.11 hereof, without interest and less any required withholding taxes.

(h) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any payments or distributions payable from the Merger Consideration deposited with the Paying Agent properly delivered to a public official pursuant to an applicable abandoned property, escheat or similar law. If any Share Certificate or Outstanding Warrant has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration payable to the holder of such Share Certificate or Outstanding Warrant would otherwise escheat to or become the property of any Governmental Entity), any amounts payable in respect to such Share Certificate or Outstanding Warrant shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

2.17 Termination of Employee Plans. Prior to the Effective Time, the Company Board (or, if appropriate, any Committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide for the termination, effective at the Effective Time of the Employee Benefit Plans listed on Schedule 6.2(i).

2.18 Certain Actions under the Company Equity Compensation Plan. Immediately prior to the Effective Time, the Company shall take such action as necessary to cause all shares of Common Stock issued under the Company Equity Compensation Plan to become fully vested as provided therein, and to provide that each holder of Common Stock issued under the Company Equity Compensation Plan who is entitled to receive a portion of the Merger Consideration under this Agreement with a value of $500,000 or less shall receive such consideration in the form of cash as provided in this Agreement.

2.19 Contingent Share Consideration Earnout.

(a) Subject to any claims for Damages pursuant to Article 8, Parent has agreed to place the Contingent Share Consideration into escrow as the Escrowed Consideration for the contingent benefit of the Equity Recipients; provided, however, the parties hereto agree that the right of the Equity Recipients to receive the Contingent Share Consideration is expressly conditioned on (i) the Surviving Corporation achieving Revenue of at least $36 million and Gross Profit of at least $11 million (such metrics being referred to herein as the “Performance Metrics”) for the 12 months ended December 31, 2008 or (ii) the occurrence of an Acceleration Event.

(b) As used herein, the following terms shall have the respective meanings set forth below:

(i) “Gross Profit” shall mean Revenue less all costs incurred by the Surviving Corporation directly related to generating the Revenue, provided that, Gross Profit shall not include (i) any corporate or group expenses, management fees, corporate overhead or similar items generally allocated to the Surviving Corporation from time to time, or (ii) any expense for the costs of products or services provided to the Surviving Corporation directly by Parent or its Subsidiaries to the extent that such expense is greater than the cost for purchasing substantially similar products or services from an unrelated third-party. For the avoidance of doubt, the 2006 Gross Profit Calculation Schedule attached hereto as Exhibit F sets forth an example of the manner of calculating

Gross Profit using, for illustrative purposes only, the Company’s financial results from the fiscal year ended December 31, 2006, provided that such exhibit does not include revenue of Parent and its Affiliates to be included as provided in the definition of Revenue below. All calculations of Gross Profit contemplated hereby shall be made in a manner consistent with the terms hereof and, to the greatest extent applicable, with (i) the 2006 Gross Profit Calculation Schedule, and (ii) in accordance with GAAP applied consistently with the Company’s past practices as reflected in the Financial Statements furnished to Parent pursuant to Section 4.6, provided that, to the extent the methodology set forth in (i) and (ii) shall conflict, the methodology set forth in (i) shall prevail.

(ii) “Revenue” shall mean all revenue generated by the Surviving Corporation from the sale of goods or services to any Person other than Parent or an operating division of Parent, plus (A) fifty percent (50%) of the revenue recorded by Parent or any of its Affiliates (other than the Surviving Corporation) when the Surviving Corporation has facilitated the delivery of that revenue to such Person, less (B) fifty percent (50%) of the revenue recorded by the Surviving Corporation when Parent or any of its Affiliates (other than the Surviving Corporation) has facilitated the delivery of that revenue to the Surviving Corporation; in all cases related to (A) or (B) as reasonably determined in good faith. For the avoidance of doubt, the 2006 Gross Profit Schedule attached hereto sets forth an example of the manner of calculating Revenue using, for illustrative purposes only, the Company’s financial results from the fiscal year ended December 31, 2006, provided that such exhibit does not include revenue of Parent and its Affiliates to be included as provided in this definition. All calculations of Revenue contemplated hereby shall be made in a manner consistent with the terms hereof and, to the greatest extent applicable, with (i) the 2006 Gross Profit Calculation Schedule, and (ii) in accordance with GAAP applied consistently with the Company’s past practices as reflected in the Financial Statements furnished to Parent pursuant to Section 4.6, provided that, to the extent the methodology set forth in (i) and (ii) shall conflict, the methodology set forth in (i) shall prevail.

(c) Except as otherwise contemplated by this Agreement, from the Closing Date through December 31, 2008, Parent shall, or shall cause the Surviving Corporation to (each an, “Operating Covenant”):

(i) preserve and maintain the ability to report the financial results of the Business on a stand-alone basis;

(ii) maintain the books of account and records of the Business in accordance with GAAP;

(iii) comply with that certain letter agreement regarding working capital and other matters in the form attached hereto as Exhibit G (the “Side Letter”); provided that, for the sake of clarity, any working capital contribution made by Parent to the Surviving Corporation, whether pursuant to the Side Letter or otherwise, shall not be deemed for any purpose to be part of the consideration paid by Parent in the Merger; and

(iv) conduct the Business only in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, except for changes deemed by Parent to be commercially reasonable under the circumstances.

(d) No later than the fifth Business Day after the earlier of (i) the date Parent files its annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 10-K for the year ended December 31, 2008, or any successor form promulgated by the SEC, or (ii) the date such Form 10-K is required to be filed with the SEC pursuant to the General Instructions to Form 10-K, or any successor form promulgated by the SEC (such earlier date being referred to herein as the “Notice Delivery Date”), the Company shall send to the Stockholders’ Representatives and the Escrow Agent a notice (the “Metric Notice”), which notice shall state the actual Revenue and Gross Profit achieved by the Surviving Corporation. If both Performance Metrics are achieved, then, subject to any claims for Damages under Article 8 and to the terms of the Escrow Agreement, the Escrow Agent shall disburse the Escrowed Consideration to Equity Recipients as set forth in the Escrow Agreement. In the event that the Performance Metrics are not both achieved, then the Escrow Agent shall disburse the entire Escrowed Consideration to Parent as set forth in the Escrow Agreement.

(e) (i) If one or both of the Performance Metrics are not met, then, unless the Stockholders’ Representatives deliver to the Company and the Escrow Agent written notice of their disagreement with Parent’s determination of the actual Revenue and/or Gross Profit achieved by the Surviving Corporation within 10 Business Days following the Notice Delivery Date (a “Metric Dispute Notice”), (A) Parent’s determination of the Revenue and Gross Profit achieved by the Surviving Corporation shall be conclusive and binding for all purposes with respect to the Contingent Share Consideration and (B) the “Final Approval Date” shall be the 11th Business Day following the Notice Delivery Date.

(ii) If a Metric Dispute Notice is delivered to Parent within such 10-Business Day period, (A) the final determination with respect to the Revenue and Gross Profit achieved by the Surviving Corporation shall be resolved in accordance with Section 2.19(f) and (B) the “Final Approval Date” shall be the date such dispute is finally resolved.

(f) In the event the Stockholders’ Representatives deliver a Metric Dispute Notice to Parent as set forth in Section 2.19(e) disputing the actual amount of the revenue and/or gross profit achieved by the Surviving Corporation, Parent and the Stockholders’ Representatives shall first use diligent good faith efforts to resolve such dispute. If they are unable to resolve the dispute within 10 Business Days after delivery of the Dispute Notice, then the dispute shall be submitted to the Neutral Auditor to determine the appropriate amounts of the Revenue and Gross Profits achieved by the Surviving Corporation. Parent and the Stockholders’ Representatives shall instruct the Neutral Auditor to make a decision as promptly as practicable. A determination by the Neutral Auditor as to the resolution of any dispute (including all procedural matters) shall be binding and conclusive upon the parties. A judgment of the determination made by the Neutral Auditor pursuant to this subsection may be entered into and enforced by any court having jurisdiction thereover. Each party shall bear its fees and expenses with respect to any proceeding under this paragraph, and the fees and expenses of the Neutral Auditor in connection with the resolution of disputes pursuant to this subsection shall be shared equally by Parent and the Stockholders’ Representatives. Notwithstanding anything to the contrary contained herein, the sole and exclusive remedy and dispute mechanism available to the Stockholders’ Representatives and the Equity Recipients relating to the amount and calculation or payment of the Revenue and Gross Profit achieved by the Surviving Corporation shall be as set forth in this Section 2.19.

(g) Following the final determination of the amount of Revenue and Gross Profit achieved by the Surviving Corporation, as determined pursuant to Section 2.19(f), Parent shall deliver, within five Business Days, written notice of such final determination to the Stockholders’ Representatives and the Escrow Agent, which notice shall instruct the Escrow Agent to distribute the Escrowed Consideration pursuant to the terms and conditions of the Escrow Agreement.

(h) Notwithstanding anything herein to the contrary, the right of the Equity Recipients to receive the Contingent Share Consideration shall be immediately vested, and, subject to any indemnification obligations for Damages pursuant to Article 8, the Contingent Share Consideration shall be deemed fully earned by the Equity Recipients upon the occurrence of any of the following events on or prior to December 31, 2008 (each, an “Acceleration Event”):

(i) a Change of Control of the Surviving Corporation or the Parent;

(ii) the Parent or Surviving Corporation breaches, in any material respect, the Operating Covenants;

(iii) Dean Musser’s employment with the Surviving Corporation is terminated without Cause or for Good Reason (as each such term is defined in Dean Musser’s employment agreement with the Surviving Corporation); provided, however, the termination of Mr. Musser’s employment as a result of Mr. Musser’s death shall not be deemed and Acceleration Event; or

(iv) the Parent or Surviving Corporation breaches, in any material respect, the terms of this Agreement, and such default shall continue unremedied for a period of 15 days following receipt of written notice by the Parent from the Stockholders’ Representatives of such breach.

(i) (1) If the Stockholders’ Representatives delivers to the Parent and the Escrow Agent a written notice stating that an Acceleration Event has occurred and the events that resulted in such Acceleration Event (the “Acceleration Event Notice”), then, unless Parent delivers to the Stockholders’ Representatives and the Escrow Agent written notice of its disagreement with the Stockholders’ Representatives determination that an Acceleration Event has occurred within ten Business Days following delivery of the Acceleration Event Notice (an “Acceleration Event Dispute Notice”), the Performance Metrics shall be deemed to have been achieved by the Surviving Corporation, and the Contingent Share Consideration shall be deemed to have been earned, but still subject to any indemnification obligations for Damages pursuant to Article 8, by the Equity Recipients.

(2) If the Stockholders’ Representatives and Escrow Agent receive an Acceleration Event Dispute Notice that is delivered to the Stockholders’ Representatives and the Escrow Agent within the ten-Business Day period set forth in Section 2.19(i)(i) above, Parent and the Stockholders’ Representatives shall first use diligent good faith efforts to resolve such dispute. If they are unable to resolve the dispute within ten Business Days after delivery of the Acceleration Event Dispute Notice, then either the Parent or the Stockholders’ Representatives may, by written notice to the other, demand arbitration of the matter; and in such event the matter shall be settled by arbitration conducted by a single arbitrator. The Parent and the Stockholders’ Representatives shall jointly select an arbitrator within ten Business Days after the delivery of such written notice to arbitrate. If the Parent or the Stockholders’ Representatives fail to agree upon an arbitrator within such ten Business Days, the parties shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrator so selected as to whether an Acceleration Event has occurred shall be binding and conclusive upon the parties to this Agreement, and the arbitrator shall promptly deliver a copy of its written decision to the Escrow Agent following such decision. The decision of the arbitrator(s) pursuant to this Section 2.19(i)(2) may be entered into and enforced by any court having jurisdiction thereover. Each party shall bear its fees and expenses with respect to any proceeding under this subsection, and the fees and expenses of the arbitrator(s) in connection with the resolution of disputes pursuant to this subsection shall be shared equally by Parent and the Stockholders’ Representatives. Notwithstanding anything to the contrary contained herein, the sole and exclusive remedy and dispute mechanism available to the Stockholders’ Representatives and the Equity Recipients relating to whether an Acceleration Event has occurred shall be as set forth in this Section 2.19(i)(2).

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES

CONCERNING PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that:

3.1 Entity Status. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite respective power and authority to own or lease its properties and to carry on its business as currently conducted. Neither Parent nor Merger Sub is in breach of any provision of its respective Organizational Documents. Each of Parent and Merger Sub is qualified to do business in all jurisdictions where such qualification is required, except where the failure to be so qualified would not be, individually or in the aggregate, material. There is no pending or threatened Action for the dissolution, liquidation, insolvency, or rehabilitation of Parent or Merger Sub.

3.2 Power and Authority; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement, and to perform and consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the Merger and the other transactions contemplated hereby have been duly authorized by the Board of Directors of Parent and Merger Sub, respectively, and by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub, respectively, is necessary to authorize the execution and delivery or performance by them of this Agreement or their consummation of the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by, and, assuming due authorization by the Company, is enforceable against, each of Parent and Merger Sub, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

3.3 Consents and Approvals; No Defaults.

(a) Except as set forth on Schedule 3.3(a), no consents or approvals of, or filings or registrations with, any Governmental Entity or with any third party are required to be made or obtained by Parent or Merger Sub in connection with its respective execution, delivery or performance of this Agreement except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) applicable requirements, if any, in connection with the HSR Act and such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the antitrust or competition laws of any foreign country.

(b) Subject to receipt of the consents and approvals set forth on Schedule 3.3(a), and the making of the filings, referred to in Section 3.3(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, and compliance with the provisions hereof by Parent and Merger Sub, do not and will not (i) result in any breach of the terms, conditions, or provisions of the Organizational Documents of Parent or Merger Sub; (ii) result in a breach of any provisions of, or result in the creation or imposition of (or the obligation to create or impose) any Encumbrance under, any of the terms, conditions or provisions of any contract, Order or Permit to which Parent or Merger Sub is a party or by which it or any of its respective properties or assets may be bound or affected; or (iii) violate any Law or Order applicable to Parent or Merger Sub.

3.4 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated herein and neither has engaged in any business activities or conducted any operations other than in connection with such transactions.

3.5 Regulatory Approvals. Neither Parent nor Merger Sub has taken any action and has no knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any consents of a Governmental Entity necessary in connection with the consummation of the Merger, or any of the transactions contemplated by this Agreement.

3.6 Capitalization.

(a) The Parent’s authorized capital stock consists of: 150,000,000 shares of Common Stock, $0.001 par value per share, of which 18,092,408 shares of Common Stock are issued and outstanding, and 15,000,000 shares of Preferred Stock, $0.001 par value per share, none of which are issued and outstanding. All of the issued and outstanding shares of Parent capital stock: (a) have been duly authorized and are validly issued, fully paid, and nonassessable, and (b) were issued in compliance in all material respects with all applicable state and federal securities Laws. Except as set forth on Schedule 3.6(a), there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or obligating Parent to issue or sell any shares of capital stock of, or other equity interests in, Parent. Schedule 3.6(a) sets forth for each outstanding warrant, the holder, the exercise price and number of shares for which such outstanding warrant is exercisable or convertible.

(b) Except for the Third Amended and Restated Registration Rights Agreement, dated as of February 14, 2006 entered into among Parent and certain of its stockholders (which agreement will be amended and restated by the Registration Rights Agreement at Closing), Parent is not under any contractual obligation to register any of its presently outstanding securities or any of its securities which may hereinafter be issued.

3.7 Parent SEC Reports; Financial Statements.

(a) Parent has filed all registration statements, forms, reports and other documents required to be filed by Parent with the Securities Exchange Commission since October 5, 2006 and has made available to the Company copies of all registration statements, forms, reports and other documents filed by Parent with the SEC since such date, all of which are publicly available on the SEC’s EDGAR system. All such registration statements, forms, reports and other documents (including those that Parent may file after the date hereof until the Closing) are referred to herein as the “Parent SEC Reports.” The Parent SEC Reports (i) were or will be filed on a timely basis, (ii) at the time filed, were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Parent SEC Reports at the time filed (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented or will fairly present the consolidated financial position of the Parent and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Parent and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The consolidated, unaudited balance sheet of Parent and its subsidiaries as of March 31, 2007 is referred to herein as the “Parent Balance Sheet.”

(c) Except as set forth in the Parent Balance Sheet, Parent and its Subsidiaries have no material liabilities, contingent or otherwise, other than (i) liabilities incurred in the Ordinary Course of Business subsequent to March 31, 2007, and (ii) obligations under contracts and commitments incurred in the Ordinary Course of Business and not required under GAAP to be reflected in the Parent Balance Sheet which, in both cases, individually or in the aggregate, are not material to the assets, properties, financial condition or operating results of Parent and its Subsidiaries in the aggregate.

3.8 Compliance with Laws. Parent and its Subsidiaries are in compliance in all material respects with all applicable Laws and Orders. Neither Parent nor any of its Subsidiaries has received any written notice, and to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received any oral notice from any Governmental Authority claiming any violation or potential violation of any Law or Order other than violations which are not, individually or in the aggregate, material.

3.9 Litigation. Except as disclosed on Schedule 3.9, there is no pending or, to the Knowledge of Parent, threatened, Action, whether private or public, affecting Parent or any of its Subsidiaries which could affect the enforceability of this Agreement or which could reasonably be expected to result in a Material Adverse Effect. With respect to each such Action disclosed on Schedule 3.9, copies of all pleadings, filings, correspondence with opposing parties and their counsel, opinions of counsel, results of studies, judgments, orders, attachments, impositions of or recordings of Encumbrances and other documents have been made available to the Company. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order. There is no Action that Parent or any of its Subsidiaries currently intends to initiate.

3.10 Financing. Parent has, and shall have at the Closing, sufficient funds to cause the Surviving Corporation to pay the Merger Consideration in connection with this Agreement and the consummation of the Merger.

3.11 Tax Treatment. None of Parent, any of its Affiliates or Merger Sub has taken or agreed to take any action not contemplated by this Agreement, or is aware of any fact or circumstance outside the scope of this Agreement, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a “368 Reorganization”).

3.12 HSR Act. The Ultimate Parent Entity of Parent is Parent. Based on the requirements and standards set forth in the HSR Act and the regulations promulgated by the Federal Trade Commission thereunder at 16 C.F.R. Parts 801-803 (the “Regulations”), the Total Assets of the Acquiring Person, calculated in accordance with 16 C.F.R. § 801.11, are less than $119.6 million, and the Annual Net Sales of the Acquiring Person, calculated in accordance with 16 C.F.R. § 801.11, are less than $119.6 million. Capitalized terms used in this Section 3.12 but not defined in this Agreement shall have the meanings assigned to them in the HSR Act and the Regulations.

3.13 Parent Tax Certificate. As of the date hereof, Parent is not aware of any fact or circumstance that would cause it to be unable to deliver the Parent Tax Certificate to Tax Opinion Counsel at the Closing.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES

CONCERNING THE COMPANY AND THE SUBSIDIARIES

The Company represents and warrants to Parent and Merger Sub that:

4.1 Corporate Status. The Company and each Subsidiary is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. The Company and each Subsidiary is duly qualified to conduct its business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified would not be, individually or in the aggregate, material. Schedule 4.1 sets forth each jurisdiction in which the Company and each Subsidiary is so qualified. The Company has delivered or made available to Parent correct and complete copies of the Organizational Documents of the Company and each Subsidiary, as amended to date. None of the Company or any Subsidiary is in breach of any provision of its Organizational Documents. There is no pending or threatened Action for the dissolution, liquidation, insolvency, or rehabilitation of the Company or any Subsidiary.

4.2 Power and Authority; Enforceability. The Company has the requisite power and authority to execute and deliver this Agreement and to perform and consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby have been duly authorized by the Company Board, and no other corporate action on the part of the Company (other than adoption of this Agreement and approval of the Merger by the Company Stockholders, which adoption and approval shall have been obtained prior to the Closing) is necessary to authorize the execution, delivery and performance by the Company of this Agreement, the Certificate of Merger or any of the documents to be entered into with respect to the Merger to which the Company is a party or its consummation of the transactions contemplated hereby or thereby. This Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

4.3 Consents and Approvals; No Defaults.

(a) Except as set forth on Schedule 4.3(a), no consents or approvals of, or filings or registrations with, any Governmental Entity are required to be made or obtained by the Company or any Subsidiary in connection with the execution, delivery or performance by the Company of this Agreement except for (i) the Requisite Stockholder Approval, which shall have been obtained prior to the Closing, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iv) applicable requirements, if any, in connection with the HSR Act and such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the antitrust or competition laws of any foreign country.

(b) Except for the Consents with respect to Contracts set forth on Schedule 4.3(b), and subject to receipt of the consents and approvals, and the making of the filings, referred to in Section 4.3(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement, the Certificate of Merger and the documents to be entered into with respect to the Merger to which the Company is a party, the consummation of the transactions contemplated hereby and thereby, and compliance with the provisions hereof and thereof do not and will not (i) result in any breach of the terms, conditions, or provisions of, the respective Organizational Documents of the Company or any Subsidiary or any Material Contract; (ii) result in a material breach of any provisions of, or result in the creation or imposition of (or the obligation to create or impose) any Encumbrance upon any of the properties or assets of the Company or any Subsidiary under, any of the terms, conditions or provisions of any Material Contract, Order or Permit to which the Company or any Subsidiary is a party or by which it or any of its respective properties or assets may be bound or affected; (iii) require payment by, or the creation of any obligation (absolute or contingent) to pay on behalf of, the Company or any Subsidiary, any severance, “stay bonus,” “transaction bonus,” termination, “golden parachute,” “parachute payment” or “excise parachute payment” as defined in Section 280G of the Code or similar payment pursuant to any employment or other Contract, (iv) result in the acceleration or vesting of any other rights of any Person to any benefits under any Employee Benefit Plans or (v) violate in any material respect any Law or Order applicable to the Company or any Subsidiary.

4.4 Capitalization. Immediately prior to the Effective Time, the Company’s authorized capital stock shall consist of: 80,000,000 shares of Common Stock, of which 32,532,627 shares of Common Stock shall be issued and outstanding, and an additional 439,167 shares which shall remain available for issuance under the Company Equity Compensation Plan, and 42,500,000 shares of Preferred Stock, $0.001 par value per share, of which (A) 2,500,000 shares shall be designated Series B Preferred Stock, of which 2,092,581 shares shall be issued and outstanding, and (B) 40,000,000 shares shall be designated Series C Preferred Stock, of which 21,587,658 shares shall be issued and outstanding, plus an additional number of Series C PIK Preferred Shares which shall have been issued as provided in Section 2.14. All of the issued and outstanding shares of Company Capital Stock: (a) have been duly authorized and are validly issued, fully paid, and nonassessable, and (b) were issued in compliance in all material respects with all applicable state and federal securities Laws. Except as set forth on Schedule 4.4, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. Schedule 4.4 sets forth for each outstanding Warrant, the holder, the exercise price, number of shares for which such outstanding Warrant is exercisable or convertible. To the Company’s Knowledge, no Company Stockholder is a party to any (i) contract or other agreement that could require such stockholder to sell, transfer or otherwise dispose of any capital stock of the Company (other than this Agreement) or (ii) other contract or other agreement with respect to any capital stock of the Company.

4.5 Company Subsidiaries. The name and jurisdiction of organization of each Subsidiary is set forth on Schedule 4.5. The Company holds of record and owns beneficially all of the outstanding capital stock of the Subsidiaries. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Subsidiaries or obligating any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Subsidiaries. The Company has made available to Parent current and complete copies of the Organizational Documents of each Subsidiary, as amended to date.

4.6 Financial Statements. The Company has furnished to Parent copies of the following financial statements of the Company and the Subsidiaries (collectively, the “Financial Statements”), together with copies of all work papers relating to the Financial Statements as requested by Parent: (a) audited consolidated balance sheet as of December 31, 2005, and the related audited consolidated statements of operations and cash flow for the fiscal year then ended, (b) the unaudited consolidated balance sheet as of December 31, 2006, and the related unaudited consolidated statements of operations and cash flow for the fiscal year then ended, and (c) the unaudited consolidated balance sheet as of February 28, 2007 (the February 28, 2007 balance sheet being the “Balance Sheet”), and the related unaudited consolidated statements of operations and cash flow for such year-to-date period. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and fairly present the financial condition and results of operations of the Company and the Subsidiaries as of the respective dates thereof and the results of operations and cash flows for the respective periods covered thereby. Except as set forth in the Financial Statements, the Company and the Subsidiaries have no material liabilities, contingent or otherwise, other than (i) liabilities incurred in the Ordinary Course of Business subsequent to February 28, 2007, (ii) obligations under contracts and commitments incurred in the Ordinary Course of Business and not required under GAAP to be reflected in the Financial Statements which, in both cases, individually or in the aggregate, are not material to the assets, properties, financial condition or operating results of the Company and the Subsidiaries in the aggregate, or (iii) obligations under Contracts and other liabilities described on the disclosure schedules hereto.

4.7 Absence of Certain Changes or Events. Since the date of the Balance Sheet, the business of the Company and each of the Subsidiaries has been conducted only in the Ordinary Course of Business and there has been no Material Adverse Change. Without limiting the generality of the foregoing, since the date of the Balance Sheet or as set forth on Schedule 4.7, neither the Company nor any Subsidiary has:

(a) borrowed any amount or incurred any material expenses or obligations of any kind (whether contingent or otherwise), except in the Ordinary Course of Business or in connection with the transactions contemplated hereunder;

(b) entered into any material transactions or waived any material rights or entered into any transactions or waived any rights other than in the Ordinary Course of Business;

(c) sold, transferred, disposed of, or agreed to sell, transfer, or dispose of, any of its assets, properties, Intellectual Property, other than in the Ordinary Course of Business;

(d) suffered the loss, damage or destruction of any material asset or property (whether or not covered by insurance);

(e) declared, set aside or paid any dividend or other distribution or payment (whether in cash, stock or property) with respect to the capital stock or other equity securities of the Company or made any redemption purchase or other acquisition of any of the securities of the Company, or made any other payment to any stockholder of the Company in its capacity as a stockholder;

(f) sold, assigned, leased, licensed or transferred (other than in the Ordinary Course of Business) any Intellectual Property of the Company or any Subsidiary;

(g) entered into any commitment (contingent or otherwise) to do any of the foregoing; or

(h) made or changed any Tax election or Tax accounting period, or adopted or changed any method of Tax accounting; amended any Tax returns; entered into any closing agreement, pre-filing agreement or advance pricing agreement; settled or compromised any Tax claim, notice, audit or assessment; surrendered any right to claim a Tax refund, offset or other reduction in Tax liability; entered into any Tax sharing, Tax indemnity or Tax allocation agreement or similar arrangement; or granted any waiver or extension of the period of limitations applicable to any Taxes.

4.8 Title to and Condition of Properties. The Company and each Subsidiary has good, valid, marketable and indefeasible title to all material tangible properties and assets (real and personal) other than leased assets, used by the Company or any Subsidiary in their respective businesses, free and clear of all Encumbrances; provided, however, Schedule 4.8 sets forth any Permitted Liens that are being contested by the Company. Neither the Company nor any Subsidiary currently owns any real property. Each of the Company and the Subsidiaries has a valid leasehold interest in or a valid license to use all of the property leased or licensed by it used in its business, free and clear of all Encumbrances and none of the Company or any Subsidiary is in material breach or violation of any such lease or license that would (i) cause the termination of such lease or license or (ii) trigger an obligation on the part of the Company or any Subsidiary to make a payment to the counter party to the lease or license that has not been specifically disclosed in writing to Parent and its counsel. The assets of the Company and the Subsidiaries (whether owned or leased) are in good operating condition and repair (normal wear and tear expected), are free from material defects (patent and latent), are suitable for the purposes for which they are currently used and are not in need of material maintenance or repairs except for ordinary routine maintenance and repairs.

4.9 Compliance with Laws. The Company and the Subsidiaries are in compliance in all material respects with all applicable Laws and Orders. Neither the Company nor any Subsidiary has received any written notice, nor to the Company’s Knowledge any oral notice, from any Governmental Authority claiming any violation or potential violation of any Law or Order other than violations which are not, individually or in the aggregate, material.

4.10 Litigation. Except as disclosed on Schedule 4.10, there is no pending or, to the Knowledge of the Company, threatened, Action, whether private or public, affecting the Company or any Subsidiary which could affect the enforceability of this Agreement or which could reasonably be expected to result in a Material Adverse Effect. With respect to each such Action disclosed on Schedule 4.10, copies of all pleadings, filings, correspondence with opposing parties and their counsel, opinions of counsel, results of studies, judgments, orders, attachments, impositions of or recordings of Encumbrances and other documents have been made available to Parent. Neither the Company nor any Subsidiary is subject to any outstanding Order. There is no Action that the Company or any Subsidiary currently intends to initiate.

4.11 Material Contracts. Except as set forth on Schedule 4.11, none of the Contracts includes:

(a) Any agreement, contract or commitment that involves the performance of services by the Company or any Subsidiary of an amount or value (as measured by the revenue reasonably expected to be derived therefrom during the 12 months ended December 31, 2007) in excess of $100,000 annually;

(b) Any agreement, contract or commitment that involves the payment by the Company or any Subsidiary of more than $50,000 annually;

(c) Any agreement, indenture or other instrument which contains restrictions with respect to payment of dividends or any other distribution in respect of the Company’s capital stock;

(d) Any written employment contracts or independent contractor agreements (including any collective bargaining contract or union agreement) relating to employees or independent contractors which may not be immediately terminated without penalty (or any augmentation or acceleration of benefits);

(e) Any leases with respect to any property, real or personal, except for leases of personal property involving less than $100,000 per year;

(f) Any agreement, contract or commitment to be performed relating to capital expenditures in excess of $100,000;

(g) Any agreement, indenture or instrument relating to indebtedness of the Company or any Subsidiary for borrowed money or the deferred purchase price of property (excluding trade payables in the ordinary course of business;

(h) Any loan or advance to or investment in, any Person, or any agreement, contract or commitment relating to the making of any such loan, advance or investment or any agreement, contract or commitment involving a sharing of profits;

(i) Any guarantee or other contingent liability in respect of any indebtedness or obligation of any Person;

(j) Any agreement, contract or commitment that grants any person or entity the exclusive right to sell products or services;

(k) Any agreement, contract or commitment that purports to limit the freedom of the Company or any Subsidiary to compete in any line of business or to conduct business in any geographic location;

(l) Any agreement, contract or commitment entered into outside the Company or the Subsidiaries, as applicable, Ordinary Course of Business;

(m) Any agreement, contract or commitment that involves interest rate swaps, cap or collar agreements, commodity or financial future or option contracts or similar derivative or hedging contracts; or

(n) Any agreement, contract or commitment related to profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, “golden parachute” or other similar agreement for the benefit of its current or former directors, officers, employees or other service provider.

The Company made available to Parent complete and accurate copies of all of the foregoing Contracts. All of the Contracts are legal, valid and binding obligations of the Company or one of the Subsidiaries, and is in full force and effect. The Company or applicable Subsidiary has duly performed all of its material obligations under each Contract to the extent those obligations have accrued and no material default, violation, or breach by the Company or such Subsidiary, or, to the Knowledge of the Company, any other party, under any Contract has occurred which affects the enforceability of such Contract or any parties’ rights thereunder, including rights of termination, modification and acceleration.

4.12 Intellectual Property.

(a) The Intellectual Property owned by the Company or any Subsidiary (“Owned Intellectual Property”) or licensed for use by the Company or any Subsidiary (“Licensed Intellectual Property”) encompasses all material proprietary rights necessary for the conduct of the business of the Company and the Subsidiaries as presently conducted and as presently proposed to be conducted in the future. Each item of Owned Intellectual Property and Licensed Intellectual Property (collectively, the “Company Intellectual Property”) immediately prior to the Closing hereunder will be owned or available for use on substantially the same terms and conditions immediately subsequent to the Closing hereunder. The Company and each Subsidiary owns the entire right, title and interest in and to all of the Owned Intellectual Property, free and clear of all Encumbrances, and has the right to use the Licensed Intellectual Property pursuant to the terms of the applicable license agreement. There are no Actions pending (i.e., filed) or, to the Knowledge of the Company, threatened, asserting the invalidity, misuse, infringement or unenforceability of any of the Company Intellectual Property. Schedule 4.12(a) sets forth all of the Registered Intellectual Property constituting a part of the Company Intellectual Property.

(b) Except as set forth on Schedule 4.12(b) hereto, to the Knowledge of the Company, neither the Company nor any Subsidiary infringes upon or misappropriates (or has infringed upon or misappropriated) any intellectual property, proprietary or other rights of any third parties, nor does the business of the Company and the Subsidiaries as presently conducted and as reasonably contemplated to be conducted in the future so infringe, other than any such infringement or misappropriation which would not be, individually or in the aggregate, material. Except as set forth on Schedule 4.12(b), to the Knowledge of the Company, no third party has infringed upon or misappropriated in any material respect any rights of the Company or any Subsidiary with respect to the Company Intellectual Property.

(c) Except pursuant to such inbound license agreement that are set forth in Schedule 4.12(c) hereto, neither the Company nor any Subsidiary has any obligation to compensate or account to any third party for the use of any of the Company Intellectual Property. No event has occurred, and no circumstance or condition exists that (with or without notice or lapse of time) will or could reasonably be expected to give any third party the right to declare a default or breach or to exercise any remedy or trigger any indemnification obligation under any license agreement authorizing the Company or any Subsidiary from using the Company Intellectual Property.

(d) Except as set forth in Schedule 4.12(d), neither the Company nor any Subsidiary has entered into any agreement requiring the Company or any Subsidiary to place any of the source code related to the Owned Intellectual Property or related to any Software owned by the Company (the “Company Software”) in escrow so that a licensee might obtain access to it upon the occurrence of any release condition, and no third party has asserted any right to access any source code related to any of the Owned Intellectual Property or the Company Software pursuant to any release provision of any source code escrow provisions or agreements. No such release condition in any such agreement will occur as a result of the this Agreement or the transaction contemplated herein.

(e) All use and distribution of any Company product or service (which shall, as used herein, include any Company Software) that contains, links to or integrates any Copyleft Materials by or through the Company or any Subsidiary is in compliance in all material respects with all Open Source Licenses applicable thereto, including without limitation all copyright notice and attribution requirements. Schedule 4.12(e)(i) lists all Open Source Materials used by the Company or any Subsidiary in any of their products or services, including without limitation in development or testing thereof, and describes (1) the manner in which such Open Source Materials were used, (2) whether (and, if so, how) the Open Source Materials were modified by or for the Company or any Subsidiary, (3) whether the Open Source Materials were distributed by or for the Company or any Subsidiary, and (4) how such Open Source Materials are integrated with or interact with the products or services of the Company or any Subsidiary. Except as set forth in Schedule 4.12(e)(ii), neither the Company nor any Subsidiary has: (i) incorporated Open Source Materials into, or combined Open Source Materials with, any of the products or services of the Company or any Subsidiary; (ii) distributed Open Source Materials in conjunction with or for use with any of the products or services of the Company or any Subsidiary; or (iii) used Copyleft Materials in a manner that (I) requires the of the products or services of the Company or any Subsidiary, any portion thereof, or any other Company Intellectual Property to be subject to Copyleft Licenses (or any of the obligations or attributes thereof as specified in (i) through (iv) of the definition thereof); or (II) causes any Trade Secret of the Company to become publicly disclosed.

(f) All of the registrations and pending applications to governmental or regulatory bodies Owned Intellectual Property or any Intellectual Property purported to be owned by the Company or any Subsidiary have been timely and duly filed, prosecution for such applications has been attended to, all maintenance and related fees have been paid and the Company or any Subsidiary have taken all other actions required to maintain their validity and effectiveness. No loss or expiration of any such Intellectual Property is pending or, to the Company’s Knowledge, threatened or reasonably foreseeable except for the expiration of the natural statutory term with respect to any such Intellectual Property. Schedule 4.12(f) sets forth all actions that must be taken by Parent within 90 days from the date hereof, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates for the purpose of maintaining, perfecting or preserving or renewing any Intellectual Property registered or applied for by the Company or any Subsidiary. Neither the Company nor any Subsidiary has claimed any status in the application for or registration of any Owned Intellectual Property, including “small business status,” that would not be applicable to Parent. The Company and the Subsidiaries have taken all steps reasonably necessary or appropriate (including, entering into written confidentiality and nondisclosure agreements with officers, directors, subcontractors, employees, licensees and customers in connection with the business of the Company or any Subsidiary) to safeguard and maintain the secrecy and confidentiality of Trade Secrets that are material to the business of the Company or any Subsidiary as it is presently conducted or reasonably expected to be conducted in the future. Without limiting the foregoing, (i) there has been no misappropriation of any Trade Secrets or other confidential materials used in connection with the business of the Company or any Subsidiary as it is presently conducted or reasonably expected to be conducted in the future; (ii) no employee, independent contractor or agent of the Company or any Subsidiary has misappropriated any Trade Secrets of any other Person in the course of performance as an employee, independent contractor or agent of the Company or any Subsidiary; and (iii) no employee, independent contractor or agent of the Company or any Subsidiary in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of the Company Intellectual Property. Neither the Company nor any Subsidiary have made any submission or suggestion to, and is not subject to any agreement with, any standards body or other entity that would obligate the Company or any Subsidiary to grant licenses to or otherwise impair or limit its control of the company Intellectual Property. No funding, facilities, or personnel of any governmental entity or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any of the Owned Intellectual Property.

(g) Except as set forth on Schedule 4.12(g), all Owned Intellectual Property (or Intellectual Property purported to be owned by the Company or the Subsidiaries) has been: (i) developed by employees of the Company or the Subsidiaries within the scope of their employment; (ii) developed by independent contractors who have irrevocably assigned their rights to Company or the Subsidiaries pursuant to valid and enforceable written agreements; or (iii) otherwise acquired by Company or the Subsidiaries from a third party who assigned all proprietary rights and ownership in such Intellectual Property it has developed on the Company’s or the Subsidiaries’ behalf to the Company or the Subsidiaries. In each case in which the Company or the Subsidiaries have acquired ownership of any Intellectual Property from any person, the Company or the Subsidiaries have obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek past and future damages with respect to such Intellectual Property) to Company or the Subsidiaries, and, to the maximum extent provided for by and required to protect the Company’s or the Subsidiaries’ ownership rights in and to such Intellectual Property in accordance with applicable laws, the Company or the Subsidiaries have recorded each such assignment of the Intellectual Property with the relevant governmental or regulatory authority, including but not limited to the United States Patent and Trademark Office. It is not and will not be necessary to utilize any Intellectual Property of any of Company’s or the Subsidiaries’ employees (past or present) developed, invented or made prior to their employment by any of the Company or the Subsidiaries, except for any such Intellectual Property that has previously been assigned to the Company or the Subsidiaries. To the Knowledge of the Company, all of the personnel, including employees, consultants and contractors, of the Company and each Subsidiary (or their predecessors), as of the date of this Agreement and at any time during the 12 months immediately prior to the date of this Agreement, who have contributed to or participated in the conception and/or development or enhancement of the Company Intellectual Property have executed an assignment agreement in favor of the Company or applicable Subsidiary.

(h) The Company and each of the Subsidiaries has in place commercially reasonable measures, which are at least as secure as required by applicable laws, to protect the privacy of customer financial and other confidential information. The Company’s and each of the Subsidiaries’ use and dissemination of any and all data concerning users of its web sites is in compliance with all applicable privacy policies, terms of use and laws.

4.13 Employment Matters. Schedule 4.13 sets forth a complete and accurate list of each employee of the Company and each Subsidiary and current annual rates of salary of all such employees (the “Employees”). There are no collective bargaining agreements with any union or other bargaining group for any employees of the Company or any Subsidiary, nor, to the Knowledge of the Company, has there been any union organizational efforts involving such employees during the past five years. With respect to all employees, the Company and each Subsidiary is in compliance in all material respects with all applicable provisions of Law pertaining to the employment and terminating of employees, including all applicable Laws relating to labor relations, equal employment practices, fair employment practices, entitlements, prohibited discrimination, terms and conditions of employment, employment safety, wages and hours, independent contractor classification, over-time exemption and non-exemption classification, withholding requirements, or other similar employment or hiring practices or acts, and neither the Company nor any Subsidiary is engaged in any unfair labor practice or is a party to any Action involving a material violation or alleged material violation of any of the foregoing Laws. The Company is not aware that any officer or key employee, or any group of employees, intends to terminate their employment with the Company or any Subsidiary.

4.14 Employee Benefit Plans.

(a) Set forth on Schedule 4.14(a) is an accurate and complete list of each Employee Benefit Plan maintained within any jurisdiction of the United States. With respect to such U.S.-based Employee Benefit Plans: (i) each Employee Benefit Plan is in material compliance with applicable Law and has been administered and operated in all material respects in accordance with its terms and in material compliance applicable Law; (ii) no Employee Benefit Plan is or was at any time a “multiemployer plan” within the meaning of Section 3(37) of ERISA; (iii) none of the Company, any Subsidiary, any ERISA Affiliate, nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any action, conduct or transactions in connection with any Employee Benefit Plan that is a “prohibited transaction” or otherwise could reasonably be expected to result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code; (vi) except as set forth in Schedule 4.14(a), no Employee Benefit Plan provides for post-employment or retiree welfare benefits, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code; (iv) all contributions required to be made to each Employee Benefit Plan have been timely made; and (v) no claim, action or litigation is pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of such claims which were denied).

(b) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or any ERISA Affiliate relating to, or change in employee participation or coverage under any Employee Benefit Plan that would increase materially the expense of maintaining such Plan above the level or expense incurred in respect of such Plan for the most recent plan year.

(c) Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter from the IRS, and, to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to result in the loss of such qualification.

(d) Except as set forth on Schedule 4.14(d), neither the execution and delivery of this Agreement, nor the performance by the Company of its obligations hereunder, will, either alone or in combination with any other event, (1) constitute an event under any Employee Benefit Plan that will or may result in any payment (severance or otherwise), acceleration, forgiveness of debt, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or director of the Company, any Subsidiary or any ERISA Affiliate or (2) result in the triggering or imposition of any restrictions or limitations on the right of the Company or Parent to amend or terminate any Employee Benefit Plan and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes.

(e) The Company has made available to Parent with respect to each Employee Benefit Plan, a true, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) the most recent documents constituting the Employee Benefit Plan and all amendments thereto, (ii) any related trust agreement or other funding instrument; (iii) the most recent IRS determination letter; (iv) the most recent summary plan description, summary of material modifications and any other written communication (or a description of any oral communications) by the Company, any Subsidiary or any ERISA Affiliate to its employees concerning the extent of the benefits provided under a Employee Benefit Plan; (v) the three most recent (A) Forms 5500 and attached schedules, and (B) audited financial statements; (vi) for the last three years, all correspondence with the IRS, the Department of Labor and any other Governmental Entity regarding the operation or the administration of any Employee Benefit Plan; and (vii) any other documents in respect of any Employee Benefit Plan reasonably requested by Parent.

4.15 Permits. The Company and each Subsidiary holds all Permits needed to lawfully conduct its business as presently conducted, the lack of which could reasonably be expected to result in a Material Adverse Effect. Schedule 4.15 contains a true and complete list of all such Permits, exclusive of any Permits with respect to state or local sales, use or other Taxes. All of the Permits are in full force and effect and no Action or claim is pending nor, to the Knowledge of the Company, is threatened to revoke or terminate any Permit or declare any Permit invalid in any material respect. The Company or and each applicable Subsidiary has taken all necessary action to maintain such Permits.

4.16 Accounts Receivable. All notes and accounts receivable of the Company and each Subsidiary set forth on the Balance Sheet, or arising since the date thereof, are (a) valid, bona fide claims against debtors for sales and deliveries of goods, performance of services and other transactions in the Ordinary Course of Business, and (b) to the Knowledge of the Company, are not subject to any defenses, set-offs or counterclaims, in excess of the reserve for accounts receivable set forth on the Balance Sheet. The Company or Subsidiary, as the case may be, has fully performed all obligations with respect thereto which it was obligated to perform to the date hereof.

4.17 Taxes. As of the Effective Time, the Company has filed or caused to be filed, within the times and in the manner prescribed by Applicable Tax Law, all Tax Returns which are required to be filed by, or with respect to, the Company or any Subsidiary. Such Tax Returns reflect accurately all liability for Taxes of the Company and the Subsidiaries for the periods covered thereby. Except as set forth on Schedule 4.17, all Taxes payable or withholdable by, or due from, the Company or any Subsidiary (whether or not required to be shown on a Tax Return) have been fully paid or adequately disclosed and fully provided for in the books and financial statements of the Company and the Subsidiaries. Except as set forth on Schedule 4.17, none of the Company nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return. Except as set forth on Schedule 4.17, no examination of any Tax Return of the Company or any Subsidiary is currently in progress, and none of the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Except as set forth on Schedule 4.17, no claim has ever been made in writing by any Governmental Authority in a jurisdiction where none of the Company nor any Subsidiary files a Tax Return that any of the Company or any Subsidiary is or may be subject to taxation by that jurisdiction. There are no liens (other than Permitted Liens) for taxes upon any assets of the Company or any Subsidiary. The Company and the Subsidiaries do not own, directly or indirectly, any interest in any entity classified as a partnership for United States federal income Tax purposes. Except as set forth on Schedule 4.17, neither the Company nor any Subsidiary has entered into any agreement, contract, arrangement or plan that, as a result of the Merger, has resulted in or could result in the payment by the Subsidiaries or the Company or Parent or its Affiliates, of an amount that is not deductible or would not be deductible or otherwise constitute an “excess parachute payment” within the meaning of Section 280G of the Code (or any similar provision of state, local or foreign law); or (ii) is or would be subject to the imposition of an excise tax under

Section 4999 of the Code. All plans or benefit arrangements of the Company and any Subsidiary are in material compliance with all applicable requirements of Section 409A of the Code, and neither the Company nor any Subsidiary has any material liability resulting from any material noncompliance with the applicable requirements of Section 409A of the Code. Since April 26, 2001, neither the Company nor any Subsidiary has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign law) filing a consolidated federal income Tax Return (other than any such group of which the Company is the common parent) nor has any material liability for Taxes of any person (other than itself) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. All formal or informal Tax sharing, Tax allocation and Tax indemnity arrangements, if any, will terminate prior to Closing and the Company and Subsidiaries will not have any liability or benefit thereunder on or after Closing, unless otherwise directed by the Parent. Neither the Company nor any Subsidiary will be required to include in post-closing income any amount resulting from a change in accounting method, installment sale, inter-company transaction or excess loss account. Neither the Company nor any Subsidiary has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Set forth on Schedule 4.17 is each audit, proceeding or examination by any Tax Authority of the Taxes of the Company or any Subsidiary for the past five years. The Company and the Subsidiaries have furnished to the Parent copies of all documents and correspondence relating to such audits, proceedings and examinations. No powers of attorney or other authorizations are in effect that grant to any person the authority to represent the Company and Subsidiaries in connection with any Tax matter or proceeding, and any such powers of attorney or other authorizations shall be revoked as of the Closing Date.

4.18 Environmental Laws.

(a) To the Knowledge of the Company, none of the Company or any Subsidiary has generated, used, treated or stored any Hazardous Materials on any Company Property, except for quantities used or stored on such property in compliance with Environmental Laws.

(b) To the Knowledge of the Company, none of the Company or any Subsidiary has released or disposed of any Hazardous Materials on any Company Property, except for quantities released or disposed of on such Property in compliance with Environmental Laws.

(c) To the Knowledge of the Company, the Company and the Subsidiaries are in compliance in all material respects with Environmental Laws and the requirements of permits issued under such Environmental Laws.

(d) As used in this Section 4.18, the following terms shall have the meanings set forth below:

(i) “Hazardous Materials” means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; and (B) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law.

(ii) “Environmental Law” means any applicable federal, state, foreign or local statute, law, rule, regulation, ordinance, code, policy or rule of common law in effect and in each case as amended as of the Closing Date, and any judicial or administrative interpretation thereof as of the Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; and their state and local counterparts and equivalents.

(iii) “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like, into or upon any land or water or air, or otherwise entering into the environment.

4.19 Insurance. Schedule 4.19 sets forth a list and the material terms of all insurance policies, letters of credit and surety bonds covering or relating to the Company, each Subsidiary and their assets. The Company has provided or made available to Parent a copy of each such policy, letter of credit or bond, each of which is in full force and effect. With respect to each such insurance policy: (i) the policy is enforceable against the Company or Subsidiary, as applicable, and to the Company’s Knowledge, against the insurer; (ii) except as set forth in Schedule 4.19, the policy will continue to be so enforceable on identical terms immediately following the consummation of the Merger as such policies were enforceable immediately prior to the consummation of the Merger, other than such changes in premiums resulting from the consummation of the Merger; (iii) the Company or Subsidiary, as applicable, is not (and, to the Company’s Knowledge, no counter-party is) in breach of such policies (including with respect to the payment of premiums or the giving of notices); any notices required to be given to insure coverage for a given claim under the policies have been given; no event has occurred with respect to the Company or the Subsidiaries that, with notice or the lapse of time, would constitute a breach under the policies; and, to the Company’s Knowledge, no event has occurred with respect to the insurer, which, with notice or lapse of time, would constitute a breach under the policies; and (iv) none of the Company or any Subsidiary has, and to the Company’s Knowledge, no counter-party has, repudiated any provision of such insurance policies. The Company and the Subsidiaries are currently covered by insurance in scope and amount customary and reasonable for the businesses in which they are engaged.

4.20 Customers and Partners. Schedule 4.20 sets forth the name of each of the top 20 customers of the Company and the Subsidiaries based on consolidated revenues for the 12 months ended as of each of December 31, 2005 and December 31, 2006 (the “Customers”). Except as set forth on Schedule 4.20, since December 31, 2006, (i) no Customer has canceled or otherwise terminated its relationship with the Company or Subsidiary, as applicable, (iii) no Customer has delivered written notice specifically stating that such Customer plans to terminate or materially decrease it usage or purchase of the services of the Company or Subsidiary, and (iv) to the Knowledge of the Company, there is no threatened termination, cancellation or adverse modification or change in the business relationship between any Customer and the Company.

4.21 Related Party Transactions. No employee, officer or director of the Company or any Subsidiary, or member of his or her immediate family, is indebted to any the Company or any Subsidiary, nor is the Company or any Subsidiary indebted (or committed to make loans or extend or guarantee credit) to any of them. To the Company’s Knowledge, none of such persons has any direct or indirect material ownership interest in any firm or corporation with which the Company or any Subsidiary is affiliated or with which the Company or any Subsidiary has a business relationship, or any firm or corporation that competes with the Company or any Subsidiary, except that employees, officers or directors of the Company or any Subsidiary and members of their immediate families may own less than 5% of the outstanding capital stock in publicly traded companies that may compete with the Company or any Subsidiary. No member of the immediate family of any officer or director of the Company or any Subsidiary is directly or indirectly interested in any Contract with the Company or any Subsidiary.

4.22 Tax Treatment. None of the Company or any Subsidiary has taken or agreed to take any action not contemplated by this Agreement, or is aware of any fact or circumstance beyond the scope of this Agreement, that would prevent the Merger from qualifying as a 368 Reorganization.

4.23 Confidentiality Agreements. Each employee of the Company and the Subsidiaries and each officer and consultant of the Company and the Subsidiaries has executed a Employee Confidential Information and Invention Assignment Agreement substantially in form attached to Schedule 4.23, and the Company has a copy of each such executed agreements in its corporate records. The Company is not aware that any of its employees, officers or consultants are in violation thereof. No such employee, officer or consultant has completed Exhibit A to their respective Employee Confidential Information and Invention Assignment Agreement or otherwise informed the Company or any Subsidiary that he or she owns any Prior Invention (as defined therein). No such agreement with any such employee, officer or consultant has been modified or amended.

4.24 HSR Act. The Ultimate Parent Entity of the Company is the Company. Based on the requirements and standards set forth in the HSR Act and the regulations promulgated by the Federal Trade Commission thereunder at 16 C.F.R. Parts 801-803 (the “Regulations”), the Total Assets of the Person Being Acquired, calculated in accordance with 16 C.F.R. § 801.11, are less than $12 million, and the Annual Net Sales of the Person Being Acquired, calculated in accordance with 16 C.F.R. § 801.11, are less than $12 million. Capitalized terms used in this Section 4.24 but not defined in this Agreement shall have the meanings assigned to them in the HSR Act and the Regulations.

4.25 Acquisition Offers. The Company, including its officers and directors, are not currently in receipt of any offer to acquire the Company or all or substantially all of the Company’s assets, whether by acquisition, merger or otherwise, that in the good faith judgment of the Company Board is reasonably likely to result in a transaction more favorable to the Company Stockholders from a financial perspective than the Merger.

4.26 Company Tax Certificate. As of the date hereof, the Company is not aware of any fact or circumstance that would cause it to be unable to deliver the Company Tax Certificate to Tax Opinion Counsel at the Closing.

ARTICLE 5.

COVENANTS

The Parties covenant and agree as follows:

5.1 Notices and Consents. Each Party will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any consents of Governmental Authorities and other Persons, if any, required in connection with the transactions contemplated herein including in connection with the matters referred to in Sections 3.3 and 4.3, respectively, and to use such Party’s commercially reasonable efforts to agree jointly on a method to overcome any objections by any Governmental Entity to the transactions contemplated herein. In furtherance and not in limitation of the foregoing, Parent, Merger Sub and the Company shall file as soon as practicable after the date of this Agreement notifications under the HSR Act and shall respond as promptly as practicable to all inquiries or requests received from the Federal Trade Commission or the Antitrust Division of the Department of Justice for additional information or documentation and shall respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other Governmental Authority in connection with antitrust matters. The Parties shall cooperate with each other in connection with the making of all such filings or responses, including providing copies of all such documents to the other party and its advisors prior to filing or responding. Nothing in this Section 5.1 will require that Parent or its Affiliates divest, sell, or hold separately any of its assets or properties, nor will this Section 5.1 require that Parent, its Affiliates, or the Company take any actions that could affect the normal and regular operations of Parent, its Affiliates, or the Surviving Corporation after the Closing.

5.2 Operation of Business. Except as specifically contemplated by this Agreement, from the date hereof through the Closing Date, the Company and each Subsidiary shall conduct its business in the Ordinary Course of Business, and will use all commercially reasonable efforts to preserve intact its advantageous business relationships, to keep available the services of its employees and to maintain satisfactory relationships with its customers and other persons having a business relationship with it. Furthermore, the Company and each subsidiary shall regularly consult with Parent and keep Parent reasonably informed about the operations of the Business. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary shall, without the prior written consent of Parent, take or undertake or incur or permit to exist any of the acts, transactions, events or occurrences specified in

Section 4.7, except to the extent that any Contract may expire by its own terms, in which case the Company shall promptly notify Parent of the same, and the Company or applicable Subsidiary shall, promptly upon Parent’s request, use its commercially reasonable efforts to renew or extend such Contract. The Company further agrees that from the date hereof through the Closing Date, the Company and each Subsidiary shall not do, cause or permit any of the following, without the prior written consent of Parent:

(a) Cancel or otherwise modify existing insurance arrangements and Employee Benefit Plans existing as of the date hereof until the Closing (other than those Employee Benefit Plans that are to be terminated prior to the Closing);

(b) Fail to take any commercially reasonable action to protect and preserve the Company Intellectual Property;

(c) Cause, permit or propose any amendments to the Company’s certificate of incorporation or bylaws;

(d) Modify material terms and conditions of any Material Contract;

(e) Issue, deliver or sell or propose the issuance, delivery or sale of any shares of Company Capital Stock or securities exchangeable for or convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(f) Take any of the following actions: (i) increase the compensation, including base salary, wages, bonus and/or commissions payable or to become payable, to its officers, directors, employees or independent contractors (other than cash bonuses contemplated by this Agreement); (ii) grant severance or termination pay to, or enter into employment or severance agreements with any officer, employee or independent contractors; (iii) hire any new officers, employees or independent contractors, except pursuant to offers outstanding as of the date hereof and disclosed on Schedule 4.13 of the Disclosure Schedules; (iv) enter into any collective bargaining agreement; (v) establish, adopt, enter into or amend, except as required by ERISA or except as necessary to maintain the qualified status of any Employee Benefits Plan; or (vi) accelerate, amend or change any rights granted under any equity incentive plan except as contemplated by this Agreement;

(g) Change any of its accounting methods, policies or procedures (including any changes to revenue recognition, depreciation or amortization policies or rates except in cases where such changes by the Company more closely align with the accounting methods, policies or procedures of Parent); or

(h) Take or agree in writing or otherwise to take any of the actions described in this Section 5.2, or, except as provided or contemplated by this Agreement, take any action that would cause any condition precedent to the Closing not to be satisfied, alter or delay the transactions contemplated by this Agreement, or prevent the Company from performing or cause it not to perform its covenants hereunder.

5.3 Access to Information.

(a) Upon reasonable prior notice, the Company and each Subsidiary shall afford full access to the officers, employees, accountants, counsel and other representatives of Parent (including financing sources and their employees, accountants, counsel and other representatives), during normal business hours during the period prior to the Effective Time, to all its officers, employees, independent contractors, properties, books, Contracts, and records, in order that Parent and its representatives may have the opportunity to make such investigations as they shall desire of the affairs of the Company and the Subsidiaries.

(b) Without limiting the generality of the foregoing, the Company shall, as promptly as practicable, inform Parent in writing of any change or event which renders any representation or warranty in or any Schedule to this Agreement inaccurate or incomplete in any material respect.

5.4 Acquisition Proposal.

(a) Except as set forth in this Section 5.4, from and after execution of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it authorize or permit any Subsidiary to, nor shall it authorize or permit any officer, director, employees, agents, or any investment banker, attorney or other advisor or representatives of the Company or any Subsidiary (collectively, “Representatives”) to, nor shall it authorize, and it shall use commercially reasonable efforts not to permit, any employee of the Company or any Subsidiary to directly or indirectly, (i) solicit, initiate, entertain, encourage, discuss, accept or consider any inquiries, offers or proposals from any person (other than Parent and Sub) which constitute, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) furnish any information regarding the Company or any Subsidiary of the Company to any Person in connection with or in response to an Acquisition Proposal, (iii) negotiate or engage in any discussions with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into any agreement, letter of intent or other document relating to or contemplating, or any agreement in principle with respect to, any Acquisition Proposal. If any indication of interest, letter of intent, agreement in principle, offer or proposal or request for information either in writing or verbally with respect to an Acquisition Proposal is received by the Company or any of its Representatives or Subsidiaries, the Company shall notify Parent immediately (orally and in writing) of such receipt, and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of any such indication of interest, letter of intent, agreement, offer, proposal or request.

(b) Notwithstanding anything herein to the contrary, nothing in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company, at any time prior to receipt of the Requisite Stockholder Approval, from furnishing information regarding the Company or entering into negotiations or discussions with, any Person in response to an Acquisition Proposal made, submitted, or announced after the execution by the Parties of this Agreement by such Person (and not withdrawn) and any such actions enumerated in this provision shall not be considered a breach of this Agreement if and to the extent that each of the following conditions is satisfied: (1) the Company Board concludes in good faith (after consultation with its legal, financial and other advisors) that the Acquisition Proposal is reasonably likely to lead to a Superior Proposal, and (2) the Company Board concludes in good faith (after consultation with its legal, financial and other advisors), that it is reasonably likely that the failure to take such action would constitute a breach of its fiduciary duties to the Company Stockholders under applicable Law.

(c) Notwithstanding any provision of this Agreement, if at any time prior to receipt of the Requisite Stockholder Approval, the Company receives a Superior Proposal and the Company Board determines in good faith (after consultation with its legal, financial and other advisors), that it is reasonably likely that the failure to do so would constitute a breach of its fiduciary duties to the Company Stockholders imposed by applicable Law, the Company Board may withdraw its recommendation of the Merger and this Agreement and, in connection therewith, recommend such Superior Proposal to the Company Stockholders, provided, however, that prior to withdrawing its recommendation or entering into an agreement with respect to or recommending a Superior Proposal the Company Board shall (A) give Parent three Business Days notice of such Superior Proposal and (B) subsequent to such notice, terminate this Agreement pursuant to Section 7.1(f) hereof.

(d) As used herein, “Acquisition Proposal” means any bona fide offer, inquiry or proposal (other than an offer or proposal by Parent or an Affiliate of Parent) relating to (i) a merger, tender offer, exchange offer, acquisition, consolidation, or similar transaction involving the at least 10% of the equity securities of the Company or (ii) the acquisition (other than an acquisition by Parent or an Affiliate of Parent) of a material portion of the assets of the Company outside the Ordinary Course of Business.

(e) As used herein “Superior Proposal” means an unsolicited Acquisition Proposal (i) to acquire at least 50% of the equity securities of the Company entitled to vote generally in the election of directors to the Company Board or all or substantially all of the assets of the Company, (ii) that the Company Board determines in its good faith judgment to be more favorable to the Company Stockholders (other than Parent and its Affiliates) from a financial perspective than the Merger, and (iii) that the Company Board determines in its good faith judgment (after consultation with its legal, financial and other advisors) is reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal).

5.5 Tax-free Reorganization.

(a) Prior to the Closing, each of the Company and Parent shall use its best efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action independent of the transactions contemplated by this Agreement that are reasonably likely to cause the Merger not so to qualify. Parent shall not take, or cause or permit the Surviving Corporation to take, any action after the Closing that would reasonably be expected to cause the Merger not to qualify as a 368 Reorganization. None of the Company, Surviving Corporation or Parent will take any position on any federal income Tax Return that is inconsistent with the treatment of the Merger as a 368 Reorganization for U.S. federal, state or local income tax purposes as of the Effective Date. Notwithstanding the foregoing, and notwithstanding any statement or inference to the contrary in any other provision of this Agreement or any other agreement contemplated by this Agreement, it is agreed that no party to this Agreement shall be considered to have made any representation or warranty to any other party as to the qualification of the transactions contemplated by this Agreement as a 368 reorganization. Each party agrees that it has obtained independent tax advice in respect of the proper treatment of the transaction for U.S. federal, state and local income tax purposes. Parent shall deliver the Parent Tax Certificate to Tax Opinion Counsel at the Closing, unless Parent delivers a written notice to the Company stating the specific reasons such certificate would be inaccurate if delivered at the Closing. The Company shall deliver the Company Tax Certificate to Tax Opinion Counsel at the Closing unless the Company delivers a written notice to Parent stating the specific reasons such certificate would be inaccurate if delivered at the Closing.

5.6 Covenants to Satisfy Conditions. Each of the Company and Parent will use its commercially reasonable efforts to ensure, and to cause its respective Affiliates to ensure, that the conditions set forth in Article 6 are satisfied, insofar as such matters are within the control of such Party. Parent and the Company further covenant and agree, with respect to any pending or threatened Action, preliminary or permanent injunction or other Order, that would adversely affect the ability of the Parties to consummate the transactions contemplated herein, to use their respective commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

5.7 Publicity. Except to the extent otherwise required by Law, none of the Parties shall issue or authorize to be issued any press release or similar announcement concerning this Agreement or any of the transactions contemplated hereby without the prior written approval of the other, which approval shall not be unreasonably withheld.

5.8 Officers and Directors. Parent agrees that all rights to indemnification existing on the date hereof in favor of the present or former officers and directors of the Company or any Subsidiary with respect to actions or inactions taken in their capacities as directors or officers of the Company or any Subsidiary on or prior to the Effective Time as provided in the Organizational Documents of such Person (as in effect on the date hereof) shall survive the Merger and continue in full force and effect following the Effective Time for a period equal to the statute of limitations for any claims against such officers and directors that may be brought arising out of such actions or inactions, and the obligations related thereto will be assumed by Parent for such period. The Surviving Corporation shall maintain the Company’s existing officers’ and directors’ liability insurance for a period following the Effective Time for a period equal to the statute of limitations for any such claims against such officers and directors.

5.9 Stockholder Approval.

(a) For the purpose of obtaining the Requisite Stockholder Approval, immediately following the execution of this Agreement, the Company shall take all lawful actions necessary in accordance with the DGCL and the Company’s certificate of incorporation and bylaws to seek written consents (the “Written Consents”) of the holders representing the Requisite Stockholder Approval as promptly as practicable after the date hereof, and in no event later than 3 hours after the execution hereof, and in connection therewith shall recommend the approval of the Merger and the adoption of this Agreement by the Company Stockholders (the “Company Recommendation”). Promptly following receipt of Written Consents containing the Requisite Stockholder Approval, the Company shall cause its corporate Secretary to deliver copies of such Written Consents to Parent, together with a certificate executed on behalf of the Company by its corporate Secretary certifying that such consents contain the Requisite Stockholder

Approval and such consents were delivered to the Company after the execution of this Agreement by delivery to its registered office in the State of Delaware, the Company’s principal place of business or the an officer or agent of the Company having custody of the book in which the proceedings of meetings of stockholders are recorded.

(b) The Company shall, promptly following the execution hereof and receipt of the Requisite Stockholder Approval, prepare and distribute an information statement and notice to non-consenting stockholders in form and substance acceptable to Parent (the “Information Statement”) relating to this Agreement, the Merger and the transactions contemplated hereby in order to deliver (i) notice of the adoption of this Agreement and approval of the Merger to the Stockholders who have not executed the Written Consent, pursuant to and in accordance with the applicable provisions of the DGCL and (ii) the requisite notice of appraisal rights under the DGCL. The Company shall ensure that the Information Statement (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) complies with applicable Laws. The Information Statement shall include the Company Recommendation in favor of this Agreement and the Merger and the conclusion of the Company Board that the transactions contemplated hereby are advisable and in the best interests of the Stockholders.

(c) Promptly following the execution of this Agreement by the Parties and upon receipt of the Requisite Stockholder Approval, Parent shall take all lawful actions necessary in accordance with the Exchange Act and the rules promulgated thereunder (including the proxy rules), the DGCL and Parent’s certificate of incorporation and bylaws to obtain the approval of Parent’s stockholders of the issuance of the shares of Parent Common Stock issuable as Merger Consideration, including the shares of Parent Common Stock issuable upon the conversion of each of the Parent Notes, as required pursuant to Rule 4350(i)(1)(C) of the Marketplace Rules of the Nasdaq Global Market (the “Parent Approval”). Parent hereby agrees that on or before the 25th day following the date the Company obtains the Requisite Stockholder Approval (as such date may extended as expressly provided in this Section, the “Approval Date”), Parent shall convene a meeting of its stockholders to obtain the Parent Approval. Not withstanding the foregoing, in the event that the Securities and Exchange Commission reviews Parent’s preliminary proxy statement causing Parent to distribute its definitive proxy statement to its stockholder later than the 15th day following the date the Company obtains the Requisite Stockholder Approval, then Parent may extend the Approval Date until the 60th day following the date the Company obtains the Requisite Stockholder Approval for purposes of obtaining the Parent Approval as contemplated by this Section 5.9(c).

5.10 Parachute Payment Waivers. The Company shall obtain and deliver to Parent, prior to the initiation of the requisite stockholder approval procedure under Section 5.9, a Parachute Payment Waiver, in form and substance reasonably acceptable to Parent (a “Parachute Payment Waiver”), from each Person who the Company reasonably believes is, with respect to the Company and its subsidiary, and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 5.9, and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code as a result of benefits or payments in connection with the Merger and/or the termination of employment or service with the Company, Parent or any of their Affiliates before, upon or following the Merger, and/or the receipt of any restricted Company Capital Stock under the Company Equity Compensation Plan within the 12-month period ending on the date on which the Effective Time occurs (the “280G Amounts”), pursuant to which each such Person shall agree to waive any and all right or entitlement to such benefits and payments to the extent the value thereof exceeds 2.99 times such Person’s base amount, as such value and such base amount shall be determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to Section 5.11.

5.11 Section 280G Stockholder Approval. The Company shall use its commercially reasonable efforts to obtain the approval by such number of the Company Stockholders as is required by the terms of Section 280G(b)(5)(B) so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all 280G Amounts.

5.12 Reasonable Efforts. Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated hereby, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the Merger and the other transactions contemplated hereby for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

5.13 Notification of Certain Matters. The Company shall give prompt notice to Parent of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company contained in this Agreement to be under or inaccurate at or prior to the Effective Time, and (ii) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of notice pursuant to this Section 5.13 shall not limit, impair or otherwise affect the rights or remedies available to the party receiving such notice under the terms of this Agreement or under applicable law; and provided further, however, that no disclosure by the Company pursuant to this Section 5.13 shall be deemed to amend or supplement the Disclosure Schedules or prevent or cure any misrepresentation, breach of warranty or breach of covenant contained in this Agreement or in any instrument, certificate or other document delivered by the Company in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE 6.

CLOSING CONDITIONS

6.1 Conditions to Obligations of all Parties to Effect the Closing.

The obligations of the Parties to effect the Closing shall be subject to the satisfaction or waiver, in whole or in part, at or prior to the Closing, of each of the following conditions unless waived in writing by Parent and the Company:

(a) No Injunction. No Law or Order shall have been enacted, entered, issued or promulgated by any Governmental Entity (and be in effect) which declares this Agreement invalid or unenforceable in any material respect or which prohibits consummation of the Merger or the transactions contemplated herein, and all Consents and Orders of any Governmental Entity required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and shall be in effect at the Effective Time.

(b) Requisite Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of (i) 100% of the Company’s Series B Preferred Stock, voting as a separate class; (ii) 85% of the Company’s Series C Preferred Stock, voting as a separate class; and (iii) 85% of the Company’s Common Stock, Series B Preferred Stock and Series C Preferred Stock, voting together as a single class on an “as-converted” to Common Stock basis (the “Requisite Stockholder Approval”).

6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Closing.

The obligations of the Parent and Merger Sub to effect the Closing shall be subject to the satisfaction or waiver, in whole or in part, at or prior to the Closing, of each of the following conditions unless waived in writing by Parent:

(a) Representations and Warranties are True. The representations and warranties of the Company set forth in Article 4 shall be accurate as of date hereof (except as to any such representation and warranty which speaks as of a specific date, which must be accurate as of such date), except that for purposes of this Section 6.2(a) all inaccuracies in such representations and warranties shall be disregarded if the circumstances constituting or giving rise to such inaccuracies (considered collectively) would not constitute a Material Adverse Effect.

(b) Covenants. Each covenant, agreement and condition contained in this Agreement to be performed by the Company on or prior to the Closing shall have been performed or complied with in all material respects.

(c) Escrow and Paying Agent Agreements. The Stockholder’s Representative shall have executed and delivered to Parent the Escrow Agreement and Paying Agent Agreement.

(d) Officer’s Certificate. Parent shall have received a certificate, dated the Closing Date, signed by an authorized officer of the Company in such officer’s capacity as such, certifying that the conditions specified in Sections 6.2(a) – (b) have been fulfilled.

(e) Opinion of Counsel. Parent shall have received a legal opinion from Morgan, Lewis & Bockius LLP, outside legal counsel to the Company, in substantially the form set forth on Exhibit H.

(f) Employment Agreements. Each of Dean Musser, David Ellis and George Hunt shall have entered into an employment and non-competition agreement with the Surviving Corporation in the form attached to Schedule 6.2(g).

(g) Termination of Investors’ Rights Agreement. The Company’s Investors’ Rights Agreement shall have been terminated and be of no further force or effect.

(h) Termination of Employee Plans. The plans listed on Schedule 6.2(i) shall have been terminated.

(i) Company Tax Certificates. The Company shall have delivered to Tax Opinion Counsel a certificate, dated as of the Closing Date, signed by an authorized officer of the Company, as applicable, in such officer’s capacity as such, in the form set forth on Exhibit I (the “Company Tax Certificate”).

6.3 Conditions to Company’s Obligations to Effect the Closing.

The obligations of the Company to effect the Closing shall be subject to the satisfaction or waiver, in whole or in part, at or prior to the Closing, of each of the following conditions unless waived in writing by the Company:

(a) Representations and Warranties are True. The representations and warranties of Parent and Merger Sub set forth in Article 3 shall be accurate in all material respects as if such representations and warranties were made as of the Closing (except as to any such representation and warranty which speaks as of a specific date, which must be accurate as of such date), except that for purposes of this Section 6.3(a) all inaccuracies in such representations and warranties shall be disregarded if the circumstances constituting or giving rise to such inaccuracies (considered collectively) would not constitute a Material Adverse Effect.

(b) Covenants. Each covenant, agreement and condition contained in this Agreement to be performed by Parent or Merger Sub on or prior to the Closing shall have been performed or complied with in all material respects.

(c) Escrow and Paying Agent Agreements. The Parent shall have executed and delivered to the Stockholder’s Representative the Escrow Agreement and Paying Agent Agreement.

(d) Registration Rights Agreement. The Parent shall have executed and delivered to the Stockholder’s Representative the Registration Rights Agreement.

(e) Opinion of Counsel. The Company shall have received a legal opinion from Fish & Richardson P.C., outside legal counsel to Parent, in substantially the form set forth on Exhibit J.

(f) Side Letter. The Side Letter has been executed and delivered to the Company.

(g) Officer’s Certificate. The Company shall have received a certificate, dated the Closing Date, signed by an authorized officer of the Parent in such officer’s capacity as such, certifying that the conditions specified in Sections 6.3(a) and (b) have been fulfilled.

(h) Parent Tax Certificate. Parent shall have delivered to Tax Opinion Counsel a certificate, dated as of the Closing Date, signed by an authorized officer of Parent, in such officer’s capacity as such, in the form set forth on Exhibit K (the “Parent Tax Certificate”).

(i) Tax Opinion of Counsel. The Company shall have received an opinion dated as of the Closing Date from Morgan Lewis (or other nationally recognized tax counsel acceptable to the Company Board) (“Tax Opinion Counsel”) in form attached hereto as Exhibit L, on the basis of certain facts, representations and assumptions set forth in such opinion, as well as the Company Tax Certificate and Parent Tax Certificate, to the effect that the Merger will be for federal income tax purposes a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code.

ARTICLE 7.

TERMINATION

7.1 Termination of Agreement.

Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Effective Time, whether before or after stockholder approval of the Merger:

(a) By mutual written consent of the Parties;

(b) By either of the Company or Parent if any Governmental Entity shall have issued an Order, or taken any, action which permanently restrains, enjoins or otherwise prohibits the payment for shares pursuant to the Merger and such Order or Action shall have become final and non-appealable; provided, however, that the Party seeking to terminate this Agreement shall have used its commercially reasonable efforts to remove or lift such Order or Action;

(c) By the Company if the Merger has not been consummated on or before Approval Date; provided, however, that the right to terminate this Agreement under Section 7.1(c) shall not be available to the Company if its failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the event or state of affairs that would otherwise have entitled it to terminate this Agreement thereunder and such action or failure to act constitutes a material breach of this Agreement;

(d) By the Company, if Parent shall have breached any of its representations and warranties, which breach shall have given rise to the failure of the condition set forth in Section 6.3(a) to be satisfied or Parent shall have failed to perform its covenants or other agreements contained in this Agreement which failure to perform would give rise to the failure of the condition set forth in Section 6.3(b) to be satisfied, which in each case, such breach or failure to perform is not cured in all material respects within ten Business Days following receipt of written notice from the Company of such breach;

(e) By Parent, if the Company shall have breached any of its representations and warranties, which breach shall have given rise to the failure of the condition set forth in Section 6.2(a) to be satisfied or the Company shall have failed to perform its covenants or other agreements contained in this Agreement which failure to perform would give rise to the failure of the condition set forth in Section 6.2(b) to be satisfied, which in each case, breach or failure to perform is not cured in all material respects within ten Business Days following receipt of written notice from Parent of such breach;

(f) By the Company at any time prior to receipt of the Requisite Stockholder Approval, in connection with entering into an agreement as permitted by Section 5.4 with respect to a Superior Proposal, or if the Company Board shall have recommended to the Company Stockholders any Superior Proposal or, in either case, resolved by valid action to do so;

(g) By the Company, in the event Parent fails to obtain the Parent Approval prior to the Approval Date as contemplated by Section 5.9(c);

(h) By Parent, in the event the Company fails to obtain the Requisite Stockholder Approval within the three hour period set forth in Section 5.9(a), provided that Parent’s right to terminate pursuant to this subsection (h) shall immediately expire at such time as the Requisite Stockholder Approval is obtained.

7.2 Manner and Effect of Termination. Termination shall be effected by the giving of written notice to that effect by the Party seeking termination. If this Agreement is validly terminated and the transactions contemplated hereby are not consummated, this Agreement shall become null and void and of no further force and effect and no party shall be obligated to the others hereunder; provided, however, that termination shall not affect: (i) the rights and remedies available to a party as a result of the willful breach by the other party or parties hereunder, or (ii) the obligations of the Company and Parent, if any, pursuant to Section 7.3 below.

7.3 Certain Payments Upon Termination.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(f), then, upon completion of any transaction contemplated by such Superior Proposal, the Company shall promptly, but in no event later than three (3) Business Days after the date of completion of such transaction, pay to Parent in immediately available funds, a cash fee equal to $2,000,000.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(g), then Parent shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay to the Company in immediately available funds a cash fee equal to $1,000,000.

ARTICLE 8.

INDEMNIFICATION

8.1 Survival. Regardless of any investigation at any time made by or on behalf of any party, or of any information any party may have in respect thereof, all representations, warranties, covenants and agreements made hereunder or pursuant hereto or in connection with the transactions contemplated hereby shall survive the Closing for 18 months (the “Indemnity Period”). No claim for indemnification under this Article 8 may be asserted following the expiration of the Indemnity Period, provided, however, that as to any matters with respect to which a bona fide written claim shall have been made or an action at law or in equity shall have commenced before the end of the Indemnity Period, survival shall continue (but only with respect to, and to the extent of, such claim) until the date of the final resolution (the “Final Resolution Date”) of such claim or action, including all applicable periods for appeal.

8.2 Indemnification Obligations.

(a) Indemnification by the Equity Recipients. Following the Closing, Equity Recipients shall indemnify, defend and hold harmless Parent, Merger Sub and their Representatives (collectively, the “Parent Indemnified Parties”), and Parent (for itself and on behalf of its Representatives) shall be entitled to recover on demand for any Damages (including any Damages suffered after the end of the Indemnity Period, provided that notice of the respective claim has been given pursuant to this Article 8 prior to the end of the Indemnity Period) resulting from any of the following:

(i) any breach of any representation or warranty of the Company contained in this Agreement;

(ii) any breach or non-performance by the Company of any covenant or obligation to be performed by it which is contained in this Agreement; or

(iii) any claim by any Cash Consideration Holder, Equity Recipient or participant in the Company’s 2004 Employee Retention Program regarding the allocation of the Merger Consideration among the stockholders of the Company and the participants of the Company’s 2004 Employee Retention Program.

(b) Indemnification by Parent. Following the Closing, Parent and Merger Sub shall indemnify, defend and hold harmless the Securityholders and their Representatives, and shall reimburse the Securityholders and their Representatives on demand, for any Damages resulting from any of the following:

(i) any breach of any representation or warranty of Parent or Merger Sub contained in this Agreement; or

(ii) any breach or non-performance by Parent or Merger Sub of any covenant or obligation to be performed by it that is contained in this Agreement.

(c) Claims for Indemnity. Whenever a claim for Damages shall arise for which one party the (the “Indemnified Party”) shall be entitled to indemnification hereunder, the Indemnified Party shall notify the other party hereto (the “Indemnifying Party”) (in cases where the Indemnifying Party is the Equity Recipients, by notice to the Stockholders’ Representatives, with a copy to the Escrow Agent) in writing (an “Indemnification Notice”) describing the claim and the basis therefor; provided, however, that the failure to provide an Indemnification Notice shall not affect the right of the Indemnified Party to indemnification hereunder except to the extent that such failure prejudices the ability of the Indemnifying Party to defend any claim. The right of the Indemnified Party to indemnification, as set forth in the Indemnification Notice, shall be deemed agreed to by the Indemnifying Party unless, within thirty (30) days after the mailing of such notice, the Indemnifying Party shall notify the Indemnified Party (and the Escrow Agent if the Indemnifying Party is the Equity Recipients) in writing (an “Objection Notice”) that it disputes the right of the Indemnified Party to indemnification. If the Indemnified Party receives an Objection Notice, the Parties shall attempt to settle and compromise the same. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute within 30 days following the Indemnified Party’s receipt of the Objection Notice from the Indemnifying Party, then either the Indemnified Party or the Indemnifying Party may, by written notice to the other, demand arbitration of the matter unless the amount of the Damages is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both the Indemnified Party and Indemnifying Party agree to arbitration; and in such event the matter shall be settled by arbitration conducted by a single arbitrator. The Indemnified Party and Indemnifying Party shall jointly select an arbitrator within 30 days after the delivery of such written notice to arbitrate. If the Indemnified Party and Indemnifying Party fail to agree upon an arbitrator within such 30 days, the parties shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrator so selected as to the validity and amount of any claim for Damages shall be binding and conclusive upon the parties to this Agreement, and the arbitrator shall promptly deliver a copy of its written decision to the Escrow Agent following such decision.

(d) Defense of Claims. In the event Parent becomes aware of a third-party claim that Parent believes may result in Damages, Parent shall notify the Stockholder Representatives of such claim, and the Stockholder Representatives shall be entitled, at their expense, to participate in any defense of such claim. Parent shall have the right in its sole discretion to settle any such claim; provided, however, that Parent may not effect the settlement of any such claim without the consent of the Stockholders’ Representatives, which consent shall not be unreasonably withheld. In the event that the Stockholders’ Representatives has consented to any such settlement, the Stockholders’ Representatives shall have no power or authority to object, under this Article 8 or otherwise, to the amount of any claim by Parent against the Escrow Fund for indemnity with respect to such settlement.

(e) Defense of Claimed Breaches. For purposes of this Section, any assertion of fact and/or law by a third-party which, if true, would constitute a breach of a representation or warranty made by a party to this Agreement shall, on the date that assertion is made, be deemed a breach of such representation or warranty and immediately invoke that party’s obligation to protect, defend, hold harmless and indemnify the other party to this Agreement.

(f) Limitations on Indemnification. Any right of a Party to indemnification under this Article 8 shall not apply to any claim for Damages until the aggregate of all such claims totals $250,000, in which event the indemnifying party shall only be liable for Damages in excess of such amount. Except for Damages that are the result of actual fraud or intentional misrepresentation by the Company or any officer or director of the Company, in no event shall the Equity Recipients be obligated in any way to indemnify the

Parent Indemnified Parties with respect to any Damages in excess of the Escrowed Consideration and the sole recourse of the Parent Indemnified Parties for Damages shall be the Escrowed Consideration during the period which such Escrowed Consideration is being held in escrow as provided in the Escrow Agreement, provided, however, with respect to a claim for actual fraud or intentional misrepresentation by the Company or any officer or director of the Company, (i) the sole recourse for indemnification claims made by Parent, Merger Sub or any of their Representatives pursuant to this Agreement shall be limited to the portion of the Merger Consideration received by each Equity Recipient and (ii) each Equity Recipient shall be liable only to the extent of its Pro Rata Share.

(g) Mitigation of Damages. Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to reduce and avoid creating or increasing (to the extent, if at all, there exists) any Damages for which any Equity Recipient may become liable pursuant to this Article 8.

(h) Adjustment of Escrowed Consideration. The amount of Escrowed Consideration shall be reduced on a dollar-for-dollar basis for any Damages that are (i) not disputed by the Stockholders’ Representatives in accordance with Section 8.2(c), (ii) agreed upon in writing by Parent and the Stockholders’ Representatives or (iii) determined by an arbitrator properly appointed pursuant to Section 8.2(c). For each dollar of Damages that Parent or the Surviving Corporation is entitled to indemnification under this Article 8, subject to the limitations set forth in this Article 8, the number of shares of Parent Common Stock representing the Escrowed Consideration shall be reduced as set forth in the Escrow Agreement. For purposes of calculating the number of shares of Contingent Share Consideration to be released from escrow to pay for Damages to which Parent Indemnified Parties are finally determined to be entitled, the Contingent Share Consideration shall be deemed to have a per share value equal to the Contingent Share Consideration Price.

(i) Exclusive Remedy. Following the Closing, except with respect to actual fraud or intentional misrepresentation, the sole and exclusive remedy for each of Parent, Merger Sub and their Representatives and the Securityholders with respect to any and all claims at law or in equity or otherwise relating to a breach of this Agreement, any other certificate or document delivered pursuant to this Agreement or the transactions contemplated hereby or thereby shall be pursuant to the indemnification provisions set forth in this Article 8.

ARTICLE 9.

MISCELLANEOUS

9.1 Entire Agreement. This Agreement, together with the Exhibits hereto and the certificates, documents, instruments and writings that are delivered pursuant hereto, constitute the entire agreement and understanding of the Parties in respect of its subject matters and supersede all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated herein.

9.2 Stockholders’ Representatives.

(a) Each of the Securityholders, by virtue of the approval of this Agreement by the Company Stockholders, (i) consents to the deposit of the Escrowed Consideration with the Escrow Agent pursuant to the terms of the Escrow Agreement, (ii) agrees to be bound by the indemnification provisions of Article 8, if applicable, and (iii) hereby irrevocably appoints the Stockholders’ Representatives as his, her or its true and lawful agent and attorney-in-fact, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to act together on his, her or its behalf with respect to any and all matters, claims, controversies, or disputes arising out of the terms of this Agreement after the Closing Date and to enter into and execute the Escrow Agreement and the Paying Agent Agreement on behalf of each Securityholder. No bond shall be required of the Stockholder Representatives.

(b) The Stockholders’ Representatives (acting in concert) shall have the power to take any and all actions which the Stockholders’ Representatives jointly believes are necessary or appropriate or in the best interests of the Securityholders, as fully as if each such Securityholder was acting on its, his or her own behalf, relating to the Net Working Capital Adjustments pursuant to Section 2.13 of this Agreement or with respect to indemnification claims made under Article 8 of this Agreement or under the Escrow Agreement or Paying Agent Agreement, including (i) following the Closing, to give and receive notices and communications made pursuant to this Agreement, the Escrow Agreement, the Paying Agent Agreement and the other documents executed in connection herewith relating to Section 2.13 or Article 8, (ii) to administer, negotiate and settle any claims with respect to the Net Working Capital Adjustments pursuant to Section 2.13 of this Agreement or with respect to indemnification claims made under Article 8 of this Agreement or under the Escrow Agreement or Paying Agent Agreement, or any disputes arising in connection therewith, (iii) to object to such deliveries, (iv) to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, (v) to take all actions necessary or appropriate in the collective judgment of the Stockholders’ Representatives for the accomplishment of the foregoing or as may be necessary or appropriate in the judgment of the Stockholders’ Representatives to implement the transactions, and (vi) to employ accountants, attorneys and other professionals, and incur and pay all costs and expenses related to the performance of the Stockholders’ Representatives’ duties and obligations; provided, however, the Stockholders’ Representatives shall not have the power or authority to act on a Securityholder’s behalf to amend the terms of the Merger Agreement, the Escrow Agreement, the Paying Agent Agreement or other documents or agreements executed in connection therewith. Parent may rely upon any decision, act, consent or instruction of both Stockholder Representatives (acting in concert) as being the decision, act, consent or instruction of each and every such Securityholder; provided that if there is only one Stockholder Representative at such time, then Parent may rely on such Stockholder Representative’s decision, act, consent or instruction. Parent is hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representatives.

(c) Notices or communications to or from the Stockholders’ Representatives shall constitute notice to or from each of the Securityholders for purposes of this Agreement and the other documents executed in connection herewith. The death or incapacity of any Securityholder shall not terminate the authority and agency of the Stockholders’ Representatives. If the Stockholders’

Representatives shall be unable or unwilling to serve in such capacity, his successor shall be named by those persons holding a majority of the shares of Common Stock, on an as-if converted basis, held by all Securityholders immediately prior to the Effective Time under this Agreement who shall serve and exercise the powers of Stockholders’ Representatives under this Agreement.

(d) The Stockholders’ Representatives shall not be liable for any action taken or not taken by him in connection with his obligations under this Agreement (i) with the consent of Securityholders who, immediately prior to the Effective Time under this Agreement, owned a majority in number of the outstanding shares of Common Stock on an as-if converted basis or (ii) in the absence of his own gross negligence or willful misconduct.

(e) The Stockholders’ Representatives may, in all questions arising hereunder, rely on the advice of counsel and other professionals and, for anything done, omitted or suffered in good faith by the Stockholders’ Representatives based on such advice, the Stockholders’ Representatives shall not be liable for reasonably taking and following such advice.

(f) Any Escrowed Consideration released by the Escrow Agent to the Paying Agent for the benefit of the Securityholders, shall first be used for the purpose of reimbursing the Stockholders’ Representatives for Damages incurred in connection with its acting as the Stockholders’ Representatives pursuant to this Agreement (including costs and expenses incurred as a result of indemnification obligations of the Stockholders’ Representatives to Parent, the Surviving Corporation or third parties pursuant to Article 8 of this Agreement). In furtherance of the foregoing and to enable the Stockholders’ Representatives to pay all costs and expenses payable pursuant to this Agreement, the Stockholders’ Representatives shall be authorized to require the Paying Agent to pay the Stockholders’ Representatives (for its own account) for such amounts from any Escrowed Consideration released by the Escrow Agent to the Paying Agent for the benefit of the Securityholders.

(g) Notwithstanding anything to the contrary contained in this Agreement, (i) all references to the Stockholder Representatives herein shall include both Anthony Buffa and John Reese (or the then-current representatives designated pursuant to the terms of this Article 9), (ii) any notices or other communications required to be delivered to the Stockholder Representatives shall be deemed to have been delivered if given to both Messrs. Buffa and Reese (or to the then-current representatives designated pursuant to the terms of this Section 9.2) and (iii) any decision, consent, communication, instruction or other action of the Stockholder Representatives delivered or made hereunder shall be deemed effective only if taken by both Messrs. Buffa and Reese (or the then-current representatives designated pursuant to the terms of this Section 9.2) acting in concert; provided, however, in the event one of the Stockholder Representatives resigns from its duties as a Stockholder Representative, the remaining Stockholder Representative shall become the sole Stockholder Representative and any consent, notice or other communication (whether to or from the Stockholder Representative) shall be deemed effective if given to or received from, as applicable, the remaining Stockholder Representative

9.3 Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

9.4 Assignments. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party. Notwithstanding the foregoing, Parent may, without the consent of the Company or the Company Stockholders, assign all of its rights under this Agreement in connection with the assignment of a security interest to any lender of Parent, Merger Sub or the Surviving Company, or to any Affiliate of Parent, provided that Parent remains liable for all of its obligations hereunder.

9.5 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient and such notice, request, demand, claim or other communication will be deemed given if delivered to the address set forth below using personal delivery, commercial courier, messenger service, telecopy (receipt confirmed), registered or certified mail (postage pre-paid, return receipt requested), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient.

If to Parent, Merger Sub and after Closing to the Surviving Corporation	Comverge, Inc. 120 Eagle Rock Avenue, Suite 190 East Hanover, NJ 07936 Attn: Robert M. Chiste, Chairman, President and Chief Executive Officer Fax: (973) 884.3501

Copy (which will not constitute notice) to:	Fish & Richardson P.C. 111 Congress Avenue, Suit 810 Austin, TX 78701 Attn: Steven M. Tyndall Fax: (512) 320-8935

If to Company before Closing:	Enerwise Global Technologies, Inc. 511 Schoolhouse Road, Suite 200 Kennett Square, PA 19348 Attn: Dean Musser, Chief Executive Officer Fax: (610) 961-3222

Copy (which will not constitute notice) to:	Morgan, Lewis & Bockius, LLP 1701 Market Street Philadelphia, PA 19103 Attn: Andrew Hamilton, Esq. Fax: (215) 963-5001

If to Stockholders’ Representatives after Closing:	Anthony Buffa c/o Endeavor Capital Management 49 Richmondville Ave., Suite 215, Westport, CT 06880 Fax: (203) 341-7799 John Reese 49 Linda Ct. Delmar, NY 12054 Fax: (212) 682-2613

Copy (which will not constitute notice) to:	Morgan, Lewis & Bockius, LLP 1701 Market Street Philadelphia, PA 19103 Attn: Andrew Hamilton, Esq. Fax: (215) 963-5001

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.6 Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, prior to the Closing, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, subject to Section 9.9, in addition to any other remedy to which they may be entitled, at Law or in equity. Following the Closing, as set forth in Section 8.2(h), the sole and exclusive remedy for each of Parent, Merger Sub and their Representatives and the Company Stockholders with respect to any and all claims at law or in equity or otherwise relating to a breach of this Agreement, any other certificate or document delivered pursuant to this Agreement or the transactions contemplated hereby or thereby shall be pursuant to the indemnification provisions set forth in Article 8.

9.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

9.8 Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

9.9 Governing Law. This Agreement and the performance of the transactions contemplated herein and obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of Law principles.

9.10 Amendments and Waivers. Except for the automatic amendment of this Agreement pursuant to Section 2.20 and Appendix A, this Agreement may not be amended, modified, altered or supplemented except by a written instrument executed on behalf of Parent, Merger Sub and the Company at any time before or after the Company has obtained the Requisite Stockholder Approval, provided, however, that after the Company has obtained the Requisite Stockholder Approval, no amendment (except for the automatic amendment of this Agreement pursuant to Section 2.20 and Appendix A, which shall have received the Requisite Stockholder Approval with this Agreement) shall be made that by Law requires further approval by the Company Stockholder without obtaining such approval. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

9.11 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and Enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provisions.

9.12 Expenses. Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated herein including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

9.13 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. The word “including” means “including without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

9.14 Submission to Jurisdiction. The Parties hereto hereby (a) submit to the nonexclusive jurisdiction of any state or federal court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

9.15 Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each Party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights upon any other Person, provided, however, that notwithstanding the foregoing, in the event the Closing occurs, the present and former officers and directors of the Company shall be intended third-party beneficiaries of, and shall be entitled to the protections of, Section 5.8 hereof.

9.16 Attorney’s Fees. If any claim or Action is commenced by either Party concerning this Agreement, the prevailing Party shall recover from the losing Party reasonable attorneys’ fees and costs and expenses, including those of appeal and not limited to taxable costs, incurred by the prevailing Party, in addition to all other remedies to which the prevailing Party may be entitled.

9.17 Actions of Sub. Parent shall cause Merger Sub to take all actions required to be taken by Merger Sub under this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

ENERWISE GLOBAL TECHNOLOGIES, INC.

By:	/s/ Dean Musser
Name:	Dean Musser
Title:	President and Chief Executive Officer

COMVERGE EAGLE, INC.

By:	/s/ T. Wayne Wren
Name:	T. Wayne Wren
Title:	Chairman, President and Chief Executive Officer

COMVERGE, INC.

By:	/s/ Robert M. Chiste
Name:	Robert M. Chiste
Title:	Chairman, President and Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVES

/s/ Anthony Buffa
ANTHONY BUFFA, as a Stockholders’ Representative

/s/ John Reese
JOHN REESE, as a Stockholders’ Representative

LIST OF OMITTED EXHIBITS

The following exhibits to the Merger Agreement shall be provided to the Securities and Exchange Commission by the issuer upon request:

Exhibit A: Escrow Agreement

Exhibit B: Registration Rights Agreement

Exhibit C: Parent Notes

Exhibits D-1 and D-2: Forms of Letter of Transmittal

Exhibit E: Paying Agent Agreement

Exhibit F: 2006 Gross Profit Calculation Schedule

Exhibit G: Form of Side Letter

Exhibit H: Form of Morgan Lewis Legal Opinion

Exhibit I: Form of Company Tax Certificate

Exhibit J: Form of Fish & Richardson PC Legal Opinion

Exhibit K: Form of Parent Tax Certificate

Exhibit L: Form of Morgan Lewis Tax Opinion